UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 19, 2019

Commission File Number 1-14846

            AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
        South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

Enclosure: Press release ANGLOGOLD ASHANTI REPORT FOR THE SIX MONTHS ENDED 31 DECEMBER 2018

Preliminary Condensed Financial Information for the year ended 31 December 2018 - www.AngloGoldAshanti.com
1

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
JSE Bond Company Code - BIANG
(“AngloGold Ashanti” or "AGA" or the “Company”)

Report
for the six months and year ended 31 December 2018

FULL YEAR REVIEW

•	Key guidance metrics met or exceeded for the sixth consecutive year

•	All-in sustaining costs (AISC) decreased by 7% to $976/oz in 2018 from $1,054/oz in 2017

•	Adjusted EBITDA of $1.48bn despite asset sales and a flat gold price

•	Headline earnings per share increased to 53c in 2018, from 6c in 2017

•	Free cash flow improved significantly to $67m from $1m in 2017

•	Dividend of ZAR 95 cents per share (approximately 7 US cents per share) declared

•	Net debt down 17% to $1.66bn in 2018 from $2bn in 2017 with the Net debt to Adjusted EBITDA ratio lower at 1.12 times

•	Record low All-injury frequency rate (AIFR), down 36% year-on-year to 4.81 per million hours in 2018

•	Obuasi redevelopment initiated following regulatory and fiscal agreements ratified by the Parliament of Ghana

•	Reserve additions at Geita, Sunrise Dam and Cerro Vanguardia; maiden reserve declared at Quebradona in Colombia

SECOND HALF REVIEW

•	Strong operating performance

•	Free cash flow generation of $118m, with $85m generated in the fourth quarter

•	South African restructuring completed, and operations now free cash flow-positive

		Six months	Six months	Year	Year
		ended	ended	ended	ended
		Dec	Dec	Dec	Dec
		2018	2017	2018	2017
			Restated		Restated
		US Dollar / Imperial
Operating review
Gold
Produced	- oz (000)	1,772	2,007	3,400	3,755
Sold	- oz (000)	1,761	1,982	3,412	3,772

Produced from retained operations	- oz (000)	1,772	1,761	3,349	3,279

Financial review
Gold income	- $m	1,883	2,324	3,805	4,356
Cost of sales	- $m	1,571	1,948	3,173	3,736
Total cash costs	- $m	1,224	1,525	2,505	2,863
Gross profit	- $m	362	459	772	784

Price received *	- $/oz	1,215	1,270	1,261	1,251
All-in sustaining costs *	- $/oz	936	1,038	976	1,054
All-in costs *	- $/oz	1,029	1,109	1,068	1,126
Total cash costs *	- $/oz	726	787	773	792

Profit (loss) attributable to equity shareholders	- $m	100	(15)	133	(191)
	- cents/share	24	(4)	32	(46)
Headline earnings	- $m	120	115	220	27
	- cents/share	29	28	53	6
Adjusted headline earnings	- $m	128	101	214	9
	- cents/share	31	24	51	2
Adjusted EBITDA *	- $m	756	872	1,480	1,483
Net cash flow from operating activities	- $m	536	676	857	997
Free cash flow *	- $m	118	162	67	1
Total borrowings	- $m	2,050	2,268	2,050	2,268
Net debt *	- $m	1,659	2,001	1,659	2,001
Capital expenditure	- $m	387	499	721	953

Notes: * Refer to "Non-GAAP disclosure" for definition.		$ represents US Dollar, unless otherwise stated.
		For restatements refer to note 16.
		Rounding of figures may result in computational discrepancies.

Published : 19 February 2019
December 2018

Preliminary Condensed Financial Information for the year ended 31 December 2018 - www.AngloGoldAshanti.com
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Operations at a glance
for the six months ended 31 December 2018
	Production		Cost of sales		Gross profit (loss)		All-in sustaining costs[1]		Total cash costs [2]
	oz (000)	Year-on-year % Variance [3]	$m	Year-on-year % Variance [3]	$m	Year-on-year $m Variance [3]	$/oz	Year-on-year % Variance [3]	$/oz	Year-on-year % Variance [3]
SOUTH AFRICA	230	(51)	(239)	(58)	31	6	1,033	(16)	900	(17)
Vaal River Operations	—	(100)	(1)	(100)	—	(58)	—	(100)	—	(100)
Kopanang	—	(100)	(1)	(99)	—	11	—	(100)	—	(100)
Moab Khotsong	—	(100)	—	(100)	—	(69)	—	(100)	—	(100)
West Wits Operations	146	(4)	(148)	(39)	25	75	1,027	(36)	845	(38)
Mponeng	146	24	(148)	2	25	20	1,027	(17)	837	(15)
TauTona	—	(100)	—	(100)	—	55	—	(100)	—	(100)
Total Surface Operations	84	(15)	(90)	(15)	6	(11)	1,039	(4)	998	3

INTERNATIONAL OPERATIONS	1,542	—	(1,558)	(2)	407	(52)	895	(7)	698	—

CONTINENTAL AFRICA	817	4	(819)	6	195	(47)	874	(7)	737	2
DRC
Kibali - Attr. 45% [4]	195	38	(177)	12	65	45	644	(35)	515	(27)
Ghana
Iduapriem	128	6	(116)	2	33	(6)	1,029	—	826	3
Obuasi	—	(100)	2	(66)	2	(4)	—	—	—	—
Guinea
Siguiri - Attr. 85%	115	(31)	(125)	(11)	17	(45)	1,044	31	896	22
Mali
Morila - Attr. 40% [4]	15	(6)	(23)	15	(4)	(3)	1,323	7	1,211	26
Sadiola - Attr. 41% [4]	29	(12)	(30)	(15)	5	(2)	925	(15)	893	(4)
Tanzania
Geita	335	8	(327)	16	75	(25)	875	(7)	745	15
Non-controlling interests, exploration and other			(23)	(11)	2	(7)

AUSTRALASIA	319	5	(332)	10	59	(35)	1,026	(2)	735	3
Australia
Sunrise Dam	136	4	(161)	14	4	(25)	1,331	8	956	10
Tropicana - Attr. 70%	183	5	(161)	4	64	(5)	766	(8)	543	(2)
Exploration and other			(9)	111	(9)	(5)

AMERICAS	406	(9)	(407)	(22)	153	30	834	(10)	589	(10)
Argentina
Cerro Vanguardia - Attr. 92.50%	142	(2)	(135)	(23)	74	16	648	(14)	463	(16)
Brazil
AngloGold Ashanti Mineração	189	(17)	(194)	(22)	51	3	950	(6)	687	(1)
Serra Grande	75	—	(66)	(18)	26	11	848	(10)	556	(18)
Non-controlling interests, exploration and other			(12)	(22)	2	—

Total	1,772	(12)					936	(10)	726	(8)

OTHER			(4)	—	(11)	(10)

			(1,801)	(17)	427	(57)

Equity accounted investments included above			230	8	(65)	(40)

AngloGold Ashanti			(1,571)	(19)	362	(97)

[1] Refer to note C under "Non-GAAP disclosure" for definition.
[2] Refer to note D under "Non-GAAP disclosure" for definition.
[3] Variance December 2018 six months on December 2017 six months - increase (decrease).
[4] Equity accounted joint ventures.

Preliminary Condensed Financial Information for the year ended 31 December 2018 - www.AngloGoldAshanti.com
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Operations at a glance
for the year ended 31 December 2018
	Production		Cost of sales		Gross profit (loss)		All-in sustaining costs[1]		Total cash costs [2]
	oz (000)	Year-on-year % Variance [3]	$m	Year-on-year % Variance [3]	$m	Year-on-year $m Variance [3]	$/oz	Year-on-year % Variance [3]	$/oz	Year-on-year % Variance [3]
SOUTH AFRICA	487	(46)	(590)	(48)	21	24	1,178	(5)	1,033	(5)
Vaal River Operations	51	(87)	(77)	(82)	—	(65)	1,452	33	1,304	36
Kopanang	12	(87)	(29)	(81)	(10)	21	2,115	33	2,002	31
Moab Khotsong	39	(87)	(48)	(83)	10	(86)	1,247	33	1,083	39
West Wits Operations	265	(16)	(320)	(39)	12	105	1,177	(24)	983	(25)
Mponeng	265	18	(320)	13	12	13	1,177	(7)	977	(4)
TauTona	—	(100)	—	(100)	—	92	—	(100)	—	(100)
Total Surface Operations	171	(11)	(194)	(5)	9	(17)	1,094	5	1,030	6

INTERNATIONAL OPERATIONS	2,913	2	(3,067)	1	850	52	920	(5)	731	4

CONTINENTAL AFRICA	1,512	4	(1,607)	6	380	(5)	904	(5)	773	7
DRC
Kibali - Attr. 45% [4]	363	35	(373)	10	96	96	752	(31)	600	(23)
Ghana
Iduapriem	254	11	(233)	11	90	15	977	(5)	804	(2)
Obuasi	—	(100)	6	(2)	6	(4)	—	—	—	—
Guinea
Siguiri - Attr. 85%	242	(25)	(243)	(17)	67	(55)	930	17	844	17
Mali
Morila - Attr. 40% [4]	30	7	(42)	21	(3)	(3)	1,321	8	1,145	18
Sadiola - Attr. 41% [4]	59	(6)	(65)	(2)	9	(4)	990	(3)	938	4
Tanzania
Geita	564	5	(612)	18	105	(41)	940	—	804	32
Non-controlling interests, exploration and other			(45)	(15)	10	(9)

AUSTRALASIA	625	12	(622)	13	160	—	1,038	(2)	762	3
Australia
Sunrise Dam	289	21	(310)	19	50	7	1,223	2	920	—
Tropicana - Attr. 70%	336	5	(293)	7	128	(4)	843	(5)	594	5
Exploration and other			(18)	18	(18)	(3)

AMERICAS	776	(8)	(838)	(15)	310	57	855	(9)	624	(2)
Argentina
Cerro Vanguardia - Attr. 92.50%	282	—	(301)	(15)	160	38	652	(15)	476	(9)
Brazil
AngloGold Ashanti Mineração	364	(14)	(382)	(15)	104	(5)	973	(3)	723	8
Serra Grande	130	(2)	(129)	(15)	36	22	945	(14)	660	(14)
Non-controlling interests, exploration and other			(26)	(16)	10	2

Total	3,400	(9)					976	(7)	773	(2)

OTHER			4	(31)	3	1

			(3,653)	(13)	874	77

Equity accounted investments included above			480	9	(102)	(89)

AngloGold Ashanti			(3,173)	(15)	772	(12)

[1] Refer to note C under "Non-GAAP disclosure" for definition.
[2] Refer to note D under "Non-GAAP disclosure" for definition.
[3] Variance December 2018 year on December 2017 year - increase (decrease).
[4] Equity accounted joint ventures.

Preliminary Condensed Financial Information for the year ended 31 December 2018 - www.AngloGoldAshanti.com
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Financial and Operating Report
for the six months and year ended 31 December 2018

CORPORATE AND STRATEGIC REVIEW
AngloGold Ashanti recorded another solid performance in 2018, making steady progress on strategic efforts to improve the quality of its portfolio, strengthen its balance sheet and advance value-enhancing options in its project pipeline. Cash flow and earnings showed steady growth over 2018, and for the sixth consecutive year, production, capital and all cost guidance metrics were met or improved upon.

Cash flow from the business continues to improve. Adjusted EBITDA in 2018 was little changed at $1,480m, versus $1,483m in 2017, as a result of a flat gold price and despite a 355,000oz drop in production following the sale and closure of mines in South Africa. All-in sustaining costs (AISC) of $976/oz in 2018, compared to $1,054/oz in 2017, were lower than the guidance range, continuing the shift towards the bottom end of the industry cost curve. Safety saw another improvement, with the all-injury frequency rate (AIFR) falling 36% to a record 4.81 per million hours worked in 2018, from a rate of 7.49 per million hours worked in 2017.

Restructuring of the South African asset base was completed after a collaborative effort with key stakeholders. Redevelopment of the Obuasi Gold Mine, a transformational project for AngloGold Ashanti and Ghana, also commenced. In addition, the balance sheet was strengthened after debt was further reduced and some revolving credit facilities were refinanced. Furthermore, progress was made on self-funded brownfields projects aimed at sustainably improving mine lives and margins.

Exploration, which remains a cornerstone of the business, delivered another strong result, as the maiden reserve for the Quebradona project in Colombia was registered. The efforts of the exploration programme resulted in added gold ore reserves of 4.3Moz and mineral resource of 4.5Moz for the year ended 31 December 2018.

	Guidance 2018	Actual 2018	Met / Improved
Production (‘000 oz)	3,325 - 3,450	3,400	☑
Total cash costs ($/oz)	770 - 830	773	☑
All-in sustaining costs ($/oz)	990 - 1,060	976	☑
Capital expenditure ($m)	800 - 920	721	☑

Strategic Priorities
Maintaining a reliable track record of predictable, rational behaviour as custodians of shareholder capital is central to our approach. Capital allocation will remain disciplined and focused on improving value creation without placing financial or operating risk on the business.

This model does not prioritise scale for its own sake, but rather focuses on patient and disciplined work to widen margins, lift returns, increase cash flow and improve direct returns to shareholders over time. Given AngloGold Ashanti’s current valuation and the suite of opportunities available within its existing portfolio and project pipeline, AngloGold Ashanti favours organic opportunities to create value, over those available through acquisition.

Our equity remains an important asset that should be protected while efforts are undertaken to close the considerable valuation gap that exists with global industry peers. Within this framework, we will target returns of at least 15% through the cycle, using conservative discount rates that account for specific jurisdictional and operating risks.

Preserving the integrity of the balance sheet is fundamental to the long-term health of the business and enforces disciplined decision-making in allocating capital. This means that the Company will rank and prioritise its investments, assessing them not only on their returns but also on their affordability with respect to maintaining leverage ratios at or around targeted levels as well as improving returns to its shareholders. Importantly, the Company will weigh these competing priorities and consider the full suite of financing opportunities available when determining whether to proceed with an investment, notably partnerships, asset sales and project financing.

For a gold-producing company such as AngloGold Ashanti, which produces a single, cyclical commodity in an increasingly complex global operating environment, it is our view that over time, lower levels of debt will translate into lower risk and added strategic flexibility. Taking this into account, the Company is now targeting a lower Net debt to Adjusted EBITDA ratio of 1.0 times through the cycle, down from the previous target of 1.5 times. We believe this new target is achievable, even as we invest inward, pay dividends to shareholders subject to approval by the board of directors (Board) and service debt obligations.

Our dividend policy remains to pay out 10% of free cash flow, before growth capital, subject to the approval of the Board. Although currently modest, the dividend policy represents a key element of our capital allocation policy, namely a dividend as a 'royalty' owed to shareholders from the surplus cash generated by the business, before any investment in growth is pursued.

AngloGold Ashanti places a premium on a clear and uncompromising method of allocating capital. This means that certain investments may not be made if the returns they offer rank below other available opportunities within the portfolio. For example, given fiscal uncertainty related to the Sadiola sulphide project, the Company and IAMGOLD Corporation initiated a process last year to identify third parties that may be interested in acquiring their collective interest in Sadiola. In addition, a process to divest the Cerro Vanguardia mine in Argentina (CVSA) is now also underway. As with Mali, Argentina has been an excellent jurisdiction for the Company for almost two decades, but with competing demands for limited capital, another owner may be better placed to invest in extending the life of these assets. Through these processes we aim to achieve both fair value for these assets, and to place them in the hands of buyers with the operational track record and financial capacity to take them forward. If we cannot fulfil these objectives, we will retain these assets.

In South Africa, the difficult but necessary work of restructuring the loss-making portfolio into a smaller business was completed, recently returning these assets to generating free cash flow. To protect the cash flows of the South African region from Rand gold price risk for 2019,

Preliminary Condensed Financial Information for the year ended 31 December 2018 - www.AngloGoldAshanti.com
4

a short-term Rand gold hedge was entered into on a zero cost collar basis at a floor of R545,000/kg and an average cap of R725,500/kg for 300koz of our South African gold production.

AngloGold Ashanti has one of the industry's top exploration teams. Over the past 15 years, the Company discovered 49Moz of Mineral Resource from its portfolio outside of South Africa, averaging roughly 3.3Moz of gold a year at an average discovery cost of $34/oz from its brownfields exploration and $13/oz from its generative greenfields programme. The Company will continue investing in exploration to ensure that its pipeline of options remains well stocked and that the Company can sustain itself without being forced into expensive and complex mergers and acquisition activity. This approach is well-supported by a strong track record.

As the business becomes even leaner and more efficient, greater management focus will be applied to areas of growth and improvement. Key areas of focus for 2019 remain bringing Obuasi into production, executing on a series of affordable, high return brownfields improvements and progressing two key projects in Colombia up the value curve. Operational Excellence initiatives remain at the heart of our efforts to counter inflation and improve margins.

FULL-YEAR REVIEW
Production for 2018 came in toward the top end of guidance at 3.400Moz. Compared to 2017, production was 9% lower mainly due to the sale and closure of assets in South Africa. Production from retained operations for 2018, excluding Moab Khotsong, Kopanang and TauTona, was 3.349Moz at a total cash cost of $765/oz, compared with 3.279Moz at a total cash cost of $738/oz in 2017. AISC for these retained operations were $968/oz, compared with $1,017/oz in the same period last year. AISC for the International operations was $920/oz for 2018 compared to $972/oz for 2017. AISC for the South African operations, including Moab Khotsong, Kopanang and TauTona, was $1,178/oz compared with $1,245/oz in 2017.

Cash flow from operating activities for the year ended 31 December 2018 decreased by 14% to $857m compared to $997m in 2017, reflecting working capital lockups of $131m and the retrenchment costs related to the restructuring the South African business unit. In 2018, the Company generated $205m of operating cash flow less capital expenditure compared to $167m in 2017 reflecting a solid operating performance and lower capital expenditures. Free cash flow for the year, before taking growth capital into account, was $217m versus $125m a year earlier.

Free cash flow was negatively affected by delayed Kibali loan repayments due to the presidential elections in the DRC, which slowed down the administrative processes. It is anticipated that these loan repayments will resume during the course of this year. Free cash flow excluding abnormal costs such as the South Africa region redundancies, financing costs and other costs was $140m in 2018, compared to $50m a year earlier.

Total capital expenditure (including equity accounted investments) decreased by 24% to $721m in 2018, compared to $953m in 2017 and below the bottom end of the market guidance of between $800m to $920m. This included project capital expenditure of $148m invested in growth projects at Obuasi, Siguiri and Kibali in Continental Africa and Mponeng in South Africa. Capital expenditures were lower in South Africa due to the sale of assets in the region early in the year. Capital expenditures were also lower in the Democratic Republic of the Congo (DRC) at Kibali as the project development phase is coming to an end and the asset is ramping up production. In Guinea at Siguiri, investment was made in the brownfields expansion project which was completed towards the end of 2018. The new combination plant is currently undergoing commissioning ahead of ramp-up to full production. In Australia, capital investments were made towards a new secondary ball mill at Tropicana and completion of the Recovery Enhancement Project at Sunrise Dam.

Headline earnings for the year ended 31 December 2018 were $220m, or 53 US cents per share, compared with $27m, or 6 US cents per share, in 2017. Adjusted earnings before interest, tax, depreciation and amortisation (Adjusted EBITDA) of $1,480m in 2018 (compared to $1,483m in 2017) was essentially flat year-on-year.

The ratio of Net debt to Adjusted EBITDA at the end of December 2018 was 1.12 times compared with 1.35 times at the end of December 2017. Management has successfully maintained financial flexibility by remaining at or below its targeted leverage Net debt to Adjusted EBITDA ratio of 1.5 times, and well below the covenant ratio of 3.5 times, which applies under our revolving credit agreements.

Net debt decreased by 17% to $1.659bn at 31 December 2018, from $2.001bn at the 31 December 2017. Financial flexibility was further improved in October 2018, when a new five-year $1.4bn multi-currency revolving credit facility was agreed with our banking syndicate replacing our existing $1bn US Dollar and A$500m Australian Dollar facilities. Strong liquidity is provided both by this new revolving credit facility, which was fully undrawn at the end of 2018, and $329m in cash.

SECOND HALF YEAR REVIEW
Production from retained operations for the second half of 2018, excluding Moab Khotsong, Kopanang and TauTona, was 1.722Moz at a total cash cost of $726/oz, compared to 1.761Moz at a total cash cost of $733/oz for the last six months of 2017. AISC for these retained operations were $936/oz for the last six months of 2018, compared to $1,002/oz for the same period in 2017. AISC for the International operations was $895/oz for the last six months of 2018 compared to $959/oz for the last six months of 2017. AISC for the South African operations, including Moab Khotsong, Kopanang and TauTona, was $1,033/oz compared with $1,231/oz in the last six months of 2017.

Total production for the Company, including those operations either sold or closed earlier in 2018, was 1.772Moz at a total cash cost of $726/ oz for the six months ended 31 December 2018, compared to 2.007Moz at a total cash cost of $787/oz for the last six months of 2017. AISC for this set of assets decreased by 10% to $936/oz for the second half of 2018, versus $1,038/oz in the second half of 2017.

Free cash flow of $118m was generated in the second half of 2018, compared to $162m for the second half of 2017. The Company generated $204m of free cash flow, before taking growth capital into account, during the last six months of 2018, compared to $231m during the second half of 2017.

Headline earnings were $120m, or 29 US cents per share, for the second half of 2018 versus $115m, or 28 US cents per share, in the second half of 2017. Adjusted earnings before interest, tax, depreciation and amortisation (Adjusted EBITDA) was $756m, during the second half of 2018, compared to $872m during the second half of 2017.

Preliminary Condensed Financial Information for the year ended 31 December 2018 - www.AngloGoldAshanti.com
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Capital expenditure in the second half of 2018 was $387m (including equity accounted investments) compared to $499m in the second half of 2017. Of the capital spent, non-sustaining project capital expenditure amounted to $86m during the last six months of 2018, compared to $70m during the second half of 2017.

Summary of six months-on-six months and year-on-year operating and cost variations:

Particulars	Six months ended Dec 2018	Six months ended Dec 2017	% Variance six months vs prior year six months	Six months ended Dec 2017 from retained operations (3)	% Variation six months vs prior year six months	Year Dec 2018	Year Dec 2017	% Variation year vs prior year	Year 2018 from retained operations (3)	Year 2017 from retained operations (3)	% Variation year vs prior year
Operating review Gold
Production (kozs)	1,772	2,007	(12)	1,761	1	3,400	3,755	(9)	3,349	3,279	2

Financial review
Gold price received ($/oz)	1,215	1,270	(4)	1,270	(4)	1,261	1,251	1	1,261	1,251	1
Total cash costs ($/oz)	726	787	(8)	733	(1)	773	792	(2)	765	738	4
Corporate & marketing costs ($m) (1)	38	30	27	30	27	76	64	19	76	64	19
Exploration & evaluation costs ($m)	56	52	8	52	8	102	114	(11)	102	114	(11)
All-in sustaining costs ($/oz) (2)	936	1,038	(10)	1,002	(7)	976	1,054	(7)	968	1,017	(5)
All-in costs ($/oz) (2)	1,029	1,109	(7)	1,083	(5)	1,068	1,126	(5)	1,062	1,099	(4)
Adjusted EBITDA ($m)	756	872	(13)	852	(11)	1,480	1,483	—	1,480	1,447	2

Cash inflow from operating activities ($m)	536	676	(21)	643	(17)	857	997	(14)	858	955	(10)
Free cash flow ($m)	118	162	(27)	152	(22)	67	1	6,600	77	22	250
Free cash flow excluding SAR redundancies, financing costs and other ($m)	151	202	(25)	203	(26)	140	50	180	150	71	111

Capital expenditure ($m)	387	499	(22)	476	(19)	721	953	(24)	714	890	(20)

(1) Includes administration and other expenses.
(2) World Gold Council standard, excludes stockpiles written off.
(3) Retained operations exclude closed and sold operations.

Free cash flow ($m) (4)

	Six months ended Dec 2018	Six months ended Dec 2017	Year Dec 2018	Year Dec 2017

Net cash inflow from operating activities	536	676	857	997
Capital expenditure	(359)	(439)	(652)	(830)
Net cash from operating activities after capital expenditure	177	237	205	167
Finance costs accrued per income statement	(71)	(72)	(140)	(142)
Net cash flow after capital expenditure and interest	106	165	65	25
Other investing activities	9	(11)	317	(32)
Credit facility transaction costs	(10)	—	(10)	—
Add backs:
Cash restricted for use	13	8	4	8
Proceeds on disposal of Moab Khotsong and Kopanang assets	—	—	(309)	—
Free cash flow	118	162	67	1
Normalised for:
South African redundancies	22	41	61	49
Credit facility transaction costs	10	—	10	—
Other costs	1	—	2	—
Free cash flow excluding South African redundancies, financing costs, and other costs	151	202	140	50
Less: Free cash flow from sold and discontinued operations	—	(1)	(10)	(21)
Free cash flow excluding South African redundancies, financing costs, and other costs from retained operations	151	203	150	71

(4) Refer to note G under "Non-GAAP disclosure" .

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2019 Guidance Update

		Guidance	Notes
Production (000oz)		3,250 - 3,450	Production will be back weighted, with a stronger second half expected for Geita, Siguiri and Brazil
Costs	All-in sustaining costs ($/oz)	935 - 995	See economic assumptions below
	Total cash costs ($/oz)	730 - 780
Overheads	Corporate costs ($m)	75 - 85
	Expensed exploration and study costs ($m)	130 - 140	Including equity accounted joint ventures
Capital expenditure	Total ($m)	910 - 990
	Sustaining capex ($m)	520 - 560
	Non-sustaining capex ($m)	390 - 430	Expenditure related to Obuasi, Siguiri, Tropicana, Quebradona and Mponeng
Depreciation and amortisation ($m)		680
Depreciation and amortisation - included in equity accounted earnings ($m)		160	Earnings of associates and joint ventures
Interest and finance costs ($m) - income statement		130
Other operating expenses ($m)		85	Primarily related to the costs of care and maintenance for Obuasi and South African region

Economic assumptions are as follows: ZAR14.00/$, $/A$0.75, BRL3.65/$, AP40.00/$; Brent $74/bl.

Both production and cost estimates assume neither operational or labour interruptions, or power disruptions, nor further changes to asset portfolio and/or operating mines and have not been reviewed by our external auditors. Other unknown or unpredictable factors could also have material adverse effects on our future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Accordingly, actual results could differ from guidance and any deviation may be significant. Please refer to the Risk Factors section in AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2017, filed with the United States Securities and Exchange Commission (SEC).

SAFETY UPDATE
It is with deep regret that we report three fatalities which occurred during the first half of the year. In Brazil there was one fatality following an electricity-related incident in January. In the South Africa region at Moab Khotsong a tramming incident caused one fatality in February and at Mponeng a mechanical loader operator was fatally injured in a seismic fall of ground in April. The All-Injury Frequency Rate (AIFR), the broadest measure of workplace safety, decreased by 36% to 4.81 injuries per million hours worked for 2018, compared to 7.49 injuries per million hours worked for the previous year. AIFR for the quarter ended 31 December 2018 was 3.59 injuries per million hours worked, compared to 6.51 injuries per million hours worked for the same period in the previous year.

OPERATING HIGHLIGHTS
The Continental Africa region produced 1,512,000oz at a total cash cost of $773/oz in 2018, compared to 1,453,000oz at a total cash cost of $720/oz in 2017. AISC were $904/oz for the year ended 31 December 2018, compared to $953/oz for the year ended 31 December 2017. The region delivered a solid performance with production boosted by higher tonnes treated particularly from underground mining at Kibali and Geita and improved underground grade from Geita.

In the DRC, Kibali’s production was 363,000oz at a total cash cost of $600/oz for the year ended 31 December 2018, compared to 268,000oz at a total cash cost of $784/oz for the year ended 31 December 2017. The increase in production was mainly due to the 26% increase in recovered grade as underground mining displaced lower-grade open-pit ore, an improved recovery factor and an 8% increase in tonnage treated as a result of improved plant performance. Total cash cost consequently fell 23% due to higher gold production, partly offset by higher underground production costs compared to the open pit and a higher royalty rate introduced in the second half of the year.

In Ghana, Iduapriem’s production increased to 254,000oz at a total cash cost of $804/oz in 2018, compared to 228,000oz at a total cash cost of $823/oz in 2017. Production increased 11% year-on-year to a record, driven by 6% higher tonnage treated due to improved grinding and plant efficiency and 5% higher recovered grade, resulting from mining deeper, higher-grade areas in the Teberebie pit. Total cash cost dropped 2% over the year due to the increased production despite inflation effects related to higher fuel prices and mining costs particularly in the second half of the year.

During 2018, Obuasi remained in the care and maintenance phase whilst the redevelopment project for recommencing operations continued. The update on the Obuasi project is provided under “Project Updates” below.

In Guinea, Siguiri produced 242,000oz at a total cash cost of $844/oz in 2018, compared to 324,000oz at a total cash cost of $725/oz in 2017. Production was negatively impacted by a 16% decrease in recovered grade from treating lower grade oxide material and an 11% decrease in tonnes due to delays in the commissioning of the Carbon-in Leach (CIL) combination plant. Total cash cost increased year-on-year as a result of lower production, partly offset by lower mining costs compared to the same period the year before.

In Tanzania, Geita produced 564,000oz at a total cash cost of $804/oz for the year ended 31 December 2018, compared to 539,000oz at a total cash cost of $608/oz for the year ended 31 December 2017. Recovered grade saw a 5% increase year-on-year due to a range of operational improvements (advance grade control and underground mining efficiencies), which assisted in accessing higher grade ore particularly in the fourth quarter of 2018. Total cash costs, however, increased as a result of increased underground and open-pit mining costs compared to the same period in the previous year, in addition to some operational challenges in the primary crusher during the second half of the year.

In Mali, Sadiola produced 59,000oz at a total cash cost of $938/oz in 2018, compared to 63,000oz at a total cash cost of $900/oz in 2017. Production decreased due to a 9% drop in recovered grade from limited availability of the oxide ore as mining ceased during the year. The mine transitioned to a stockpile treatment plan at the beginning of the year, partly compensated for by a 3% increase in tonnes treated as a result of newly installed variable speed drives in the mill. Total cash costs increased as a result of lower production, partly offset by lower operating costs compared to the same period the year before.

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Production at Morila increased to 30,000oz at a total cash cost of $1,145/oz for the year ended 31 December 2018, compared to 28,000oz at a total cash cost of $974/oz for the year ended 31 December 2017. The increase in production was driven by a 19% increase in recovered grade as mining resumed during the year, resulting in the treatment of higher grade ore, partly offset by a 11% decrease in throughput due to treatment of harder ore. Total cash cost, however, increased due to higher operating cost as a result of the resumption of mining activities.

The Americas region produced 776,000oz at a total cash cost of $624/oz for the year ended 31 December 2018, compared to 840,000oz at a total cash cost of $638/oz for the year ended 31 December 2017. AISC were $855/oz in 2018, compared to $943/oz achieved in 2017.

In Argentina at Cerro Vanguardia, full year output in 2018 was maintained at the same level as 2017 producing 282,000oz at a total cash cost of $476/oz, compared to 283,000oz at a total cash cost of $522/oz in 2017. The mine managed to maintain production, despite lower underground grade, mainly because of higher tonnes mined and treated. Total cash costs fell mainly as a result of the weaker exchange rate due to the devaluation of the Argentine Peso against the US Dollar as well as improved efficiencies. These positive effects were partially attenuated by rapidly rising inflation which ended the year at 47%, mostly related to salary increments, and unfavourable stockpile movements. Lower average silver price and lower volumes sold also affected costs negatively.

A number of Operational Excellence initiatives were identified and implemented during 2018, including underground development optimisation, cost reduction in material and services contracts, workforce recruitment freeze, nitrate and flocculants optimisation, cost reduction in mine drilling steel and cyclone pumps liners, and overhead restructuring.

In September 2018, the Government of Argentina introduced the payment of export duties on exported goods. In terms of an existing tax stability agreement, Cerro Vanguardia is entitled to a refund of these export duties. At 31 December 2018, $14m was reflected as receivable and impacted free cash flow generated by the operation.

In Brazil, production was 494,000oz at a total cash cost of $706/oz for the year ended 31 December 2018, compared to 557,000oz at a total cash cost of $693/oz for the year ended 31 December 2017. Total cash costs were impacted by lower year-on-year production and inflationary pressure, partially offset by the Operational Excellence initiatives and favourable exchange rates. AISC was $966/oz for the year ended 31 December 2018, compared to $1,029/oz for the year ended 31 December 2017. This decrease is mainly due to lower sustaining capital expenditure driven by increased focus on capital management and benefits derived for the Operational Excellence initiatives. For the second half of 2018, production was 264,000oz at a total cash cost of $650/oz, compared to 302,000oz at a total cash cost of $692/oz during the same period in 2017. AISC were $922/oz for the second half of 2018, compared to $994/oz during the same period in 2017.

At AGA Mineração, full-year production in 2018 was 364,000oz at a total cash cost of $723/oz, compared to 424,000oz at a total cash cost of $671/oz in 2017. Production was lower as the Cuiabá complex faced delays in development and infrastructure constraints. During the fourth quarter of 2018, operating performance improved as measures were taken to improve mine quality by improving stope availability, drilling and mine recoveries while ensuring compliance to plan, with an offset due to the timing of sales. At Córrego do Sítio (CdS), lower grades in the sulphide operation and excessive rainfall resulted in 8% lower production. Production was also impacted by lower tonnes placed on the heap leach, model changes, and production stoppages due to strikes.

At Serra Grande, full-year production in 2018 was 130,000oz at a total cash cost of $660/oz, compared to 133,000oz at a total cash cost of $764/oz in 2017. Production was lower due to less ore mined following delays in receiving environmental deforestation and waste dump permits.

AngloGold Ashanti has a clear framework that sets principles, standards and guidelines for the construction, management and oversight of its tailings storage facilities (TSFs). It is our obligation to ensure that our TSFs are stable, non-polluting and contained. We are guided in this regard by international best practice, and conduct regular detailed inspections by internal specialists and independent third-party experts, as well as ongoing monitoring and ongoing preventive maintenance. On 7 February 2019, Regulatory Authorities of Brazil’s Minas Gerais state suspended all tailings facilities in the state constructed using the upstream design method.  AngloGold Ashanti does not have upstream TSFs in the state, but it does have one Centerline facility at the CdS operation.  As a precautionary step, CdS’s tailings facility was temporarily suspended while the facility’s design is confirmed by the regulators as the Centerline method. We are in close dialogue with the regulator in this regard, and look forward to resuming operation at the site as soon as they have satisfied themselves of the design of the facility. The TSF supports production of about 95,000oz a year at CdS. The balance of 35,000oz of CdS’s annual production comes from its heap leach, and so is unaffected by the TSF suspension. In the meantime, scheduled maintenance is underway and mining at the site continues as we stockpile ore ahead of the plant, given that the plant at CdS has processing headroom above what is normally mined.

The Australia region produced 625,000oz at a total cash cost of $762/oz for the year ended 31 December 2018, compared to 559,000oz at a total cash cost of $743/oz for the year ended 31 December 2017. AISC were $1,038/oz in 2018, compared to $1,062/oz in 2017. For the second half of 2018, the Australia region produced 319,000oz at a total cash cost of $735/oz, compared to 305,000oz at a total cash cost of $717/oz for the same period in 2017.

Higher mill feed grades in the first and the last quarters of 2018 contributed to a 21% increase in year-on-year production at Sunrise Dam, which delivered 289,000oz of gold production at a total cash cost of $920/oz in 2018, compared to 238,000oz at a total cash cost of $919/oz in 2017. Performance of the new Recovery Enhancement Project (REP) has been below expectation, however a structured optimisation programme is delivering positive results and, along with a higher proportion of Vogue ore in the feed blend, recovery is expected to increase to Feasibility Study levels during 2019. A number of critical once-off capital projects were completed in 2018, including construction of the REP, a multi-year extension to the Tailings Storage Facility and the installation and commissioning of two 2MW primary ventilation fans.

Tropicana produced 336,000oz at a total cash cost of $594/oz in 2018, compared to 321,000oz at a total cash cost of $564/oz in 2017. At Tropicana, production increased 5% due to higher mill feed grades and higher mill throughput. At Tropicana the second 6MW ball mill was commissioned ahead of schedule in November 2018 and full ramp-up achieved within a week delivering increased throughput and improved metallurgical recovery in line with the Feasibility Study. In December 2018, the Tropicana JV partners announced that a Feasibility Study into the development of an underground mine beneath the Boston Shaker pit was underway after a Pre-Feasibility Study confirmed that underground mining was technically and financially viable.

The South Africa region produced 487,000oz at a total cash cost of $1,033/oz for the year ended 31 December 2018, compared to 903,000oz at a total cash cost of $1,085/oz for the year ended 31 December 2017. The lower production decrease reflects fewer mines in the region with only two months of contribution from Kopanang and Moab Khotsong, following their sale on 28 February 2018. TauTona ceased mining in

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September 2017 and has been placed in orderly closure. AISC for the South Africa region were $1,178/oz in 2018, compared to $1,245/oz in 2017.

Production from retained operations was 436,000oz in 2018, up 2% year-on-year. AISC from the retained operations was down 11% for the second half of 2018, mainly as a result of higher gold output. Cost management efforts continue with earnest in the South Africa region, aimed at ensuring that both on- and off-mine cost structures are appropriately resized for the smaller production base. As part of the Mponeng safe production strategy related to the improvement of face time, Mponeng signed a new shift arrangement agreement with its South Africa trade unions. The new shift arrangements were successfully implemented as of 12 November 2018 and are expected to help improve productivity.

At Mponeng, full-year production in 2018 was 265,000oz at a total cash cost of $977/oz, compared to 224,000oz at a total cash cost of $1,014/ oz in 2017. Accessing higher-value reef and improving mining practices delivered an increase of 18% in production year-on-year. During the second half of 2018, production increased by 24% year-on-year driven by improved mine call factor, increased tonnes treated, and improvement in underground grade as a result of better mining mix and recoveries.

At Mine Waste Solutions (MWS), production for the year ended 31 December 2018 was 103,000oz at a total cash costs of $812/oz, compared to 109,000oz at a total cash cost of $780/oz for the year ended 31 December 2017. MWS remained cash positive despite the 5% year-on-year decline in production, which was mainly due to lower recoveries as a result of carbon management challenges experienced during the third quarter of 2018, which improved toward the end of 2018. Tonnages ended lower year-on-year, impacted by unplanned stoppages due to inclement weather and associated power outages. Approximately 167 hours of power failures were experienced in December alone. Engagements were held with Eskom management, the electricity public utility, and a protocol was agreed to create flexibility during inclement weather.

Hard Rock production for the year declined 18% while production at the Vaal River Surface Sources declined reflecting the sale of the Mispah and West Gold plants. Yield contribution from West Wits Surface Sources was also 22% lower year-on-year due to the areas that were reclaimed at the Savuka Marginal Ore Dumps and Tailings Storage Facilities (TSF). Accordingly, mining strategies were changed during the third quarter of 2018 and feed grades are beginning to improve.

CORPORATE UPDATE

Board and CEO changes
Mr Kelvin Dushnisky was appointed as Chief Executive Officer and an executive member of the Board of Directors of AngloGold Ashanti, effective 1 September 2018. The Company also announced the appointment of two independent non-executive directors to its Board of Directors, Mr Alan Ferguson and Mr Jochen Tilk, with effect from 1 October 2018 and 1 January 2019, respectively.

Changes in Executive Portfolios
Some organisational and management changes have taken place primarily drawing from the well-developed pool of talent from within the organisation. These appointments are being implemented in parallel with the planned retirements of COO: South Africa Chris Sheppard, Executive Vice President: Sustainable Development David Noko, and Executive Vice President Strategy & Business Development Charles Carter. The global operating base will remain in two regions, each overseen by a chief operating officer.

The Africa portfolio, which will now include the rationalised South Africa footprint, will be overseen by Sicelo Ntuli, formerly Senior Vice President: Continental Africa. Sicelo has done excellent work in driving the turnaround of Iduapriem and for the past two years under Ludwig Eybers’ guidance, has had line responsibility for the Continental Africa region, which has delivered consistently strong operating performances.

Moses Madondo, who did exceptional work as Senior Vice President: Vaal River Region, before the sale of those assets last year, has assumed responsibility for our South Africa portfolio, as Senior Vice President: South Africa.

Ludwig Eybers will remain COO: International, with greater focus on advancing our Colombia options up the value curve, unlocking the potential that exists within our Brazil and Australia assets, and ensuring our global exploration programme continues to deliver strong outcomes.

Pierre Chenard, formerly Senior Vice President of Business Development of Rio Tinto Alcan Inc., and also its general counsel, has been named Executive Vice President: Business Development & Strategy. Pierre, who has also held roles in the North American gold sector with Cambior, Hope Bay and latterly as a director on the Board of Osisko Gold Royalties Ltd., brings a wealth of experience across a number of jurisdictions, to the role.

Stewart Bailey, formerly Senior Vice President of Investor Relations & Group Communications, has been named Executive Vice President: Corporate Affairs, a portfolio that will include stakeholder relations and the broader ambit of sustainability policy and oversight. His in-depth knowledge of the Company and many of its stakeholders, close cooperation with the sustainability team over several years and ongoing work in integrating environmental, social and governance reporting into the broader business, provide a strong foundation for this role.

The incumbents have been working alongside their successors in each role ensuring a seamless transition in those areas.

Developments in the South Africa region
AngloGold Ashanti reached a three-year wage agreement with all its trade unions in South Africa, effective 1 July 2018. The wage agreement includes wage increases over three years as well as a new shift arrangement, aimed at improving production with continued focus on safety.

Restructuring of the South African asset portfolio was completed in December 2018. The restructuring process was focused on protecting the longer-term sustainability of the business to ensure that both on- and off-mine cost structures are appropriate for the significantly smaller production base as compared to historic levels. The process was completed reaching a balance between preserving local jobs while rightsizing overhead structures for the current smaller production base. Forced retrenchments were mitigated, from 2,000 initially anticipated in the most recent restructuring, to 72, by offering voluntary severance packages, and selling non-core assets, such as healthcare facilities and rail networks in the Vaal River region, which helped preserve jobs through a transfer of ownership.

Obuasi Arbitration Proceedings Resolved
The Obuasi mine, operated by AngloGold Ashanti (Ghana) Limited, had been the subject of a dispute with the Republic of Ghana since February 2016, when military protection was withdrawn from the mine and the site was being overrun by illegal miners for close to nine months. The

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case was registered with the International Centre for Settlement of Investment Disputes in May 2016. The dispute has now been resolved to the parties’ mutual satisfaction. As a result, on 19 July 2018, the Company submitted a request to the Tribunal for the legal proceedings to be discontinued. Furthermore, the Parliament of Ghana has ratified a number of regulatory and fiscal agreements with the Company in relation to the redevelopment of the mine into a modern and mechanised operation, and environmental permits have been issued by the relevant Ghanaian agency, both events marking an important step for the mine’s future.

Tanzania Arbitration Proceedings Update
With reference to the arbitration proceedings, previously disclosed, which commenced in July 2017, AngloGold Ashanti's focus continues to be on pursuing a collaborative dialogue with the government of Tanzania. The arbitration proceedings are currently suspended until July 2019.

Yatela Sales Process
On 14 February 2019, Sadiola Exploration Limited (SADEX), the subsidiary jointly held by AngloGold Ashanti and IAMGOLD Corporation, entered into a share purchase agreement with the Government of Mali, whereby SADEX agreed to sell to the Government of Mali its 80% participation in Société d’Exploitation des Mines d’Or de Yatela (Yatela), for a consideration of USD 1. The transaction remains subject to the fulfillment of a number of conditions precedent, among which the adoption of two laws, confirming the change of status of Yatela to a State Entity, and also the creation of a dedicated state agency, notably in charge of mine rehabilitation and closure. As part of the transaction, and upon its completion, SADEX will make a one-time payment to the said state agency, in an amount corresponding to the estimated costs of completing the rehabilitation and closure of the Yatela site, and also financing certain outstanding social programmes. Upon completion and this payment being made, SADEX and its affiliate companies will be released of all obligations relating to the Yatela project including those relating to rehabilitation, mine closure and the financing of social programmes.

Settlement of Silicosis and TB class action
On 3 May 2018, Richard Spoor Inc, Abrahams Kiewitz Inc and the Legal Resources Centre (representing claimants in the silicosis and tuberculosis class action litigation) and African Rainbow Minerals, Anglo American SA, AngloGold Ashanti, Gold Fields, Harmony and Sibanye-Stillwater announced that they have reached a settlement in this matter. Following this announcement, on 13 December 2018, the Johannesburg High Court issued a court order setting out the processes in terms of which members of the settling classes and any interested parties should be invited to show cause why the settlement should not be made an order of court. Both the court order and the settlement agreement set out steps that will need to be followed from this point. For more details on the process see: www.silicosissettlement.co.za and https:// www.oldcollab.co.za/.

JSE Sponsor and Joint Corporate Brokers
The Company's previous JSE Sponsor, Deutsche Securities (SA) Proprietary Limited, resigned as sponsor following the closure of Deutsche Bank’s Sponsor Services business in South Africa. The Standard Bank of South Africa Limited was appointed as equity sponsor, with effect from 30 November 2018, and debt sponsor, with effect from 31 January 2019.

Additionally, JPMorgan Chase & Co. and Royal Bank of Canada were named joint corporate brokers, effective 30 November 2018.

PROJECT UPDATES

Obuasi Redevelopment Project
Following receipt of all the requisite Ghanaian Government approvals, including parliamentary ratification, and environmental approvals in June 2018, redevelopment of the Obuasi high-grade orebody has started in earnest. Establishment of the project and operating teams have progressed well and all key roles have been filled. Detailed design has continued, focusing on the processing plant and underground infrastructure. Critical long-lead items have been ordered. Demolition of redundant processing plant structures has commenced. Refurbishment planning was completed, and works are set to commence by end of March 2019. The housing refurbishment programme has also commenced and the expansion of the mining contractor’s camp is well advanced.

The underground mining fleet has been delivered and commissioned. The underground mining contractor has commenced mobilisation. Operational readiness activities, including the design of the mine operating systems, has progressed to plan.

The project is being developed in two phases, the first is to achieve production at 2,000tpd with first gold pour at the end of 2019. The second is to achieve production of 4,000tpd by the end of 2020.

In order to ensure meaningful Ghanaian participation in the project, a key commitment made by AngloGold Ashanti at the outset of Obuasi’s redevelopment, the mining contract was awarded to a joint venture Underground Mining Alliance Limited (UMA) formed by Ghana’s Rocksure International (Rocksure) (30%) and Australia’s African Underground Mining Services (AUMS) (70%), which will also help facilitate the transfer of underground mining expertise to Accra-based Rocksure. To facilitate the JV and effect operating cost and import duty savings, AngloGold Ashanti (Ghana) Limited purchased the mining fleet at a cost of approximately $46m. As announced in November 2018, this mining fleet purchase increases the initial project capital expenditure range from $450 to $500m to $495 to $545m. However, at the same time, this purchase reduces the contract rates over the period of the contract and is estimated to improve AISC by approximately $25/oz.

Given the delayed receipt of permit approvals in 2018, some capital expenditure has been deferred from 2018 into 2019 and from 2019 into 2020. The latest outlook on the capital spend profile is expected to be 10%, 60%, and 30% in 2018, 2019 and 2020, respectively.

Siguiri Combination Plant
The new Combination Plant construction has been completed and commissioning is expected at the end of the first quarter of 2019. The plant will allow for the treatment of harder rock at the Siguiri mine. Additionally, a new power plant intended to bridge the gap to meet the mine’s additional power requirements was completed and ready for commercial operations at the end of the fourth quarter of 2018, as planned.

Mponeng Project
During 2018, the raise boring of the reef pass from 123 level to 126 level was completed and the construction contractor was mobilised in December 2018 to construct the tip and control chute. The process of installing additional support to consolidate the hanging wall and side walls of the pump chamber and substation will follow in the second half of 2019. Alternative project design configurations are being studied for Phase 2.

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Quebradona Project
At Quebradona (94.9% AngloGold Ashanti interest and 5.1% B2Gold interest) the prefeasibility study was completed. The maiden ore reserve has been declared of 1.26m tonnes of copper and 2.22Moz of gold. The study envisages a 6.2m tonnes per annum sub-level cave mining operation, with 23-year mine life averaging 1.21% copper plus 0.66g/t gold ore milled resulting in an IRR of 16.8%, at a gold price of $1,240/oz and a copper price of $2.90/lb.

AngloGold Ashanti will proceed with the feasibility study, the results of which will be announced in 2020. From January to April 2019, initial feasibility activities focused on defining and enhancing the scope further, will be conducted, with the EIA submission aimed for May 2019. During the second half of 2019, engineering work of the defined project will be the main focus.

Gramalote Joint Venture
The Gramalote project is a joint venture between AngloGold Ashanti (51%) and B2Gold (49%), with AngloGold Ashanti as the operator and manager of the project. Following additional infill and resource extension drilling the Mineral Resource model is being updated. The additional drilling has indicated the potential for resource growth and potentially higher grades through selectivity.  Final budgets, schedules and work plans for advancing Gramalote will be developed once the Mineral Resource model has been finalised and the updated audited project economics are available.

EXPLORATION
See the Exploration Update document on the Company's website (www.anglogoldashanti.com) for a detailed update on both Brownfields and Greenfields exploration programmes.

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MINERAL RESOURCE AND ORE RESERVE

The Mineral Resource and Ore Reserve for AngloGold Ashanti are reported in accordance with the minimum standards described by the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (The SAMREC Code, 2016 Edition), and also conform to the standards set out in the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC Code, 2012 Edition).

The Mineral Resource is inclusive of the Ore Reserve component, unless otherwise stated. In complying with revisions to the SAMREC Code the changes to AngloGold Ashanti’s Mineral Resource and Ore Reserve have been reviewed and it was concluded that none of the changes are material to the overall valuation of the Company. AngloGold Ashanti has therefore once again resolved not to provide the detailed reporting as defined in Table 1 of the SAMREC Code, apart from the maiden Ore Reserve declaration for Quebradona. The Company will however continue to provide the high level of detail it has in previous years in order to comply with the transparency requirements of the SAMREC Code.

AngloGold Ashanti strives to actively create value by growing its major asset - the Mineral Resource and Ore Reserve. This drive is based on active, well-defined brownfields and greenfields exploration programmes, innovation in both geological modelling and mine planning and continual optimisation of the asset portfolio.

PRICE
The SAMREC and JORC Codes require the use of reasonable economic assumptions. These include long-range commodity price and exchange rate forecasts. These are reviewed annually and are prepared in-house using a range of techniques including historic price averages.

The Mineral Resource sensitivities shown in the detail of this report use a base of $1,400/oz and a range of $200/oz, unless stated otherwise.

Gold Price
The following local prices of gold were used as a basis for estimation in the December 2018 declaration:

	Gold Price	Local prices of gold
		South Africa	Australia	Brazil	Argentina
	US$/oz	ZAR/kg	AUD/oz	BRL/oz	ARS/oz
2018 Ore Reserve	1,100	501,150	1,509	3,565	45,443
2017 Ore Reserve	1,100	512,059	1,491	3,573	17,898
2018 Mineral Resource	1,400	563,331	1,778	4,501	51,564
2017 Mineral Resource	1,400	601,870	1,824	4,492	21,242

Copper Price
The following copper price was used as a basis for estimation in the December 2018 declaration:

Copper Price US$/lb

2018 Ore Reserve	2.65
2018 Mineral Resource	3.30
2017 Mineral Resource	3.16

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MINERAL RESOURCE
Gold:
The AngloGold Ashanti Mineral Resource decreased from 208.2Moz in December 2017 to 184.6Moz in December 2018. This gross annual decrease of 23.6Moz includes depletion of 3.9Moz and the disposal of assets of 20.1Moz. The balance of 0.4Moz reduction in Mineral Resource, results from an increase due to exploration and modelling of 4.5Moz and reductions due to revised geotechnical design requirements of 4.0Moz, other factors of 0.1Moz and changes in cost of 0.2Moz. The Mineral Resource has been estimated at a gold price of $1,400/oz (2017: $1,400/ oz).

MINERAL RESOURCE		Moz
Mineral Resource as at 31 December 2017		208.2
Disposals	Moab Khotsong	(16.2)
	Kopanang	(3.0)
	Vaal River Surface	(0.9)
	Sub Total	188.1
Depletions		(3.9)
	Sub Total	184.2
Additions
AGA Mineração	Increase due to exploration and modelling revisions	0.6
Kibali	Exploration success resulted in the increase in Mineral Resource	0.6
Cerro Vanguardia	The increase is due to a combination of reduced costs and revised estimation methodology	0.5
Other	Additions less than 0.5Moz	1.9
	Sub Total	188.2
Reductions
Mponeng	The key reason for the reduction was the removal of the TauTona shaft pillars and increased costs. These reductions were countered in part by drilling success	(3.5)
Other	Reductions less than 0.5Moz	(0.1)
Mineral Resource as at 31 December 2018		184.6

Copper:
The AngloGold Ashanti Mineral Resource decreased from 3.63Mt (8,000Mlbs) in December 2017 to 3.61Mt (7,954Mlbs) in December 2018. This gross annual decrease of 0.02Mt includes a reduction due to methodology of 0.09Mt offset by a change in ownership of 0.05Mt and other factors which resulted in an increase of 0.02Mt. The Mineral Resource has been estimated at a copper price of US$3.30/lb (2017: US$3.16/lb).

MINERAL RESOURCE - COPPER	Mt	Mlb
Ore Reserve as at 31 December 2017	3.63	8,000
Reductions
Quebradona	(0.02)	(46)
Ore Reserve as at 31 December 2018	3.61	7,954

Preliminary Condensed Financial Information for the year ended 31 December 2018 - www.AngloGoldAshanti.com
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ORE RESERVE
Gold:
The AngloGold Ashanti Ore Reserve decreased from 49.5Moz in December 2017 to 44.1Moz in December 2018. This gross annual decrease of 5.4Moz includes depletion of 3.6Moz. The loss after depletions of 1.8Moz, results from the disposal of assets in the South African region of 6.1Moz, additions due to exploration and modelling changes of 4.3Moz, whilst other factors resulted in a 0.1Moz addition and changes in economic assumptions resulted in a 0.1Moz reduction. The Ore Reserve has been estimated using a gold price of $1,100/oz (2017: $1,100/oz).

ORE RESERVE - GOLD		Moz
Ore Reserve as at 31 December 2017		49.5
Disposals	Moab Khotsong	(4.8)
	Kopanang	(0.4)
	Vaal River Surface	(0.9)
	Sub Total	43.5
Depletions		(3.6)
	Sub Total	39.9
Additions
Quebradona	Initial Ore Reserve publication post successful conclusion of the prefeasibility study	2.2
Geita	Additions are primarily due to exploration success on underground targets at Star and Comet and Nyankanga	0.5
CVSA	Reduced cost and exploration success led to the additions	0.4
Sunrise Dam	The increase is due to exploration success	0.3
Other	Additions less than 0.3Moz	1.0
	Sub Total	44.4
Reductions

Other	Reductions less than 0.3Moz	(0.3)
Ore Reserve as at 31 December 2018		44.1

Copper:
The first AngloGold Ashanti Ore Reserve for copper of 1.26Mt (2,769Mlbs) is based on exploration success and the completion of the prefeasibility study at Quebradona. The Ore Reserve has been estimated at a copper price of US$2.65/lb.

ORE RESERVE - COPPER		Mt	Mlb
Ore Reserve as at 31 December 2017		0.00	0
Additions
Quebradona	Exploration success and completion of the prefeasibility study	1.26	2,769
Ore Reserve as at 31 December 2018		1.26	2,769

SALE OF ASSETS
AngloGold Ashanti sold various assets in the Vaal River region of its South African operations. The sales processes were finalised on the 28th February 2018. On conclusion of the sales and after depletions for that period of 2018 the final Mineral Resource and Ore Reserve at the time of the sale are shown below:

Kopanang:	Mineral Resource 3.00Moz
Ore Reserve         0.36Moz

Moab Khotsong:	Mineral Resource 16.20Moz
Ore Reserve         4.87Moz

Surface Operations:	Mineral Resource 0.87Moz

Ore Reserve 0.87Moz

BY-PRODUCTS
Several by-products will be recovered as a result of processing of the gold Ore Reserve and Copper Ore Reserve. These include 0.37Mt of sulphur from Brazil, 32.68Moz of silver from Argentina and 23.58Moz of silver from Colombia.

CORPORATE GOVERNANCE
AngloGold Ashanti has established a Mineral Resource and Ore Reserve Steering Committee (RRSC), which is responsible for setting and overseeing the Company’s Mineral Resource and Ore Reserve governance framework and for ensuring that it meets the Company’s goals and objectives while complying with all relevant regulatory codes. Its membership and terms of references are mandated under a policy document signed by the Chief Executive Officer.

Preliminary Condensed Financial Information for the year ended 31 December 2018 - www.AngloGoldAshanti.com
14

Over more than a decade, the Company has developed and implemented a rigorous system of internal and external reviews aimed at providing assurance in respect of Ore Reserve and Mineral Resource estimates. The following operations were subject to an external review in line with the policy that each operation project will be reviewed by an independent third party on average once every three years:

Mineral Resource and Ore Reserve at Iduapriem
Mineral Resource and Ore Reserve at Sunrise Dam
Mineral Resource and Ore Reserve at Cerro Vanguardia
Mineral Resource and Ore Reserve at Serra Grande
Mineral Resource and Ore Reserve at Quebradona

The external reviews were conducted by Pivot Mining Consultants Pty (Ltd), AMC Consultants Pty Ltd, Golder Associates Pty Ltd, Ausenco Engineering Canada Inc. and Optiro Pty Ltd respectively. Certificates of sign-off have been received from the companies conducting the external reviews to state that the Mineral Resource and/or Ore Reserve comply with the SAMREC and JORC Codes.

In addition, numerous internal Mineral Resource and Ore Reserve process reviews were completed by suitably qualified Competent Persons from within AngloGold Ashanti and no significant deficiencies were identified. The Mineral Resource and Ore Reserve are underpinned by appropriate Mineral Resource Management processes and protocols that ensure adequate corporate governance. These procedures have been developed to be compliant with the guiding principles of the US Sarbanes-Oxley Act of 2002 (SOX).

AngloGold Ashanti makes use of a web-based group reporting database called the Resource and Reserve Reporting System (R3) for the compilation and authorisation of Mineral Resource and Ore Reserve reporting. It is a fully integrated system for the reporting and reconciliation of Mineral Resource and Ore Reserve that supports various regulatory reporting requirements including the US Securities and Exchange Commission and the JSE under SAMREC. AngloGold Ashanti uses R3 to ensure a documented chain of responsibility exists from the competent persons at the operations to the Company’s RRSC.

AngloGold Ashanti has also developed an enterprise-wide risk management tool that provides consistent and reliable data that allows for visibility of risks and actions across the group. This tool is used to facilitate, control and monitor material risks to the Mineral Resource and Ore Reserve, thus ensuring that the appropriate risk management and mitigation plans are in place.

COMPETENT PERSONS
The information in this report relating to exploration results, Mineral Resources and Ore Reserves is based on information compiled by or under the supervision of the Competent Persons as defined in the SAMREC or JORC Codes. All Competent Persons are employed by AngloGold Ashanti, except for Kibali and Morila, and have sufficient experience relevant to the style of mineralisation and type of deposit under consideration and to the activity which they are undertaking. The legal tenure of each operation and project has been verified to the satisfaction of the accountable Competent Person and all Ore Reserves have been confirmed to be covered by the required mining permits or there exists a realistic expectation that these permits will be issued. This will be detailed in the 2018 Mineral Resource and Ore Reserve document.

Accordingly, the Chairman of the Mineral Resource and Ore Reserve Steering Committee, VA Chamberlain, MSc (Mining Engineering), BSc (Hons) (Geology), MGSSA, FAusIMM, assumes responsibility for the Mineral Resource and Ore Reserve processes for AngloGold Ashanti and is satisfied that the Competent Persons have fulfilled their responsibilities. VA Chamberlain has 31 years’ experience in exploration and mining and is employed full-time by AngloGold Ashanti and can be contacted at the following address: 76 Rahima Moosa Street, Newtown, 2001, South Africa.

A detailed breakdown of Mineral Resource and Ore Reserve and backup detail will be provided on the AngloGold Ashanti website (www.anglogoldashanti.com) and www.aga-reports.com.

Preliminary Condensed Financial Information for the year ended 31 December 2018 - www.AngloGoldAshanti.com
15

MINERAL RESOURCE BY REGION (ATTRIBUTABLE) INCLUSIVE OF ORE RESERVE - Gold

Gold		Tonnes	Grade	Contained gold
as at 31 December 2018	Category	million	g/t	Tonnes	Moz
South Africa	Measured	113.47	1.49	168.68	5.42
	Indicated	614.07	1.91	1,170.36	37.63
	Inferred	29.10	9.35	271.96	8.74
	Total	756.64	2.13	1,611.00	51.79
Continental Africa	Measured	43.44	2.04	88.84	2.86
	Indicated	469.94	2.57	1,209.71	38.89
	Inferred	202.51	3.43	695.30	22.35
	Total	715.89	2.79	1,993.85	64.10
Australasia	Measured	59.03	1.48	87.32	2.81
	Indicated	90.51	1.98	179.38	5.77
	Inferred	29.79	2.77	82.52	2.65
	Total	179.34	1.95	349.22	11.23
Americas	Measured	30.33	5.12	155.29	4.99
	Indicated	1,204.13	0.91	1,095.22	35.21
	Inferred	657.33	0.82	536.86	17.26
	Total	1,891.79	0.94	1,787.38	57.47
AngloGold Ashanti total	Measured	246.28	2.03	500.13	16.08
	Indicated	2,378.65	1.54	3,654.68	117.50
	Inferred	918.73	1.73	1,586.64	51.01
	Total	3,543.66	1.62	5,741.45	184.59

MINERAL RESOURCE BY REGION (ATTRIBUTABLE) INCLUSIVE OF ORE RESERVE - Copper

Copper		Tonnes	Grade	Contained copper
as at 31 December 2018	Category	million	%Cu	Tonnes	Mlb
Americas	Measured	0	0	0	0
	Indicated	243	0.86	2.09	4,617
	Inferred	325	0.47	1.51	3,337
	Total	568	0.64	3.61	7,954
AngloGold Ashanti total	Measured	0	0	0	0
	Indicated	243	0.86	2.09	4,617
	Inferred	325	0.47	1.51	3,337
	Total	568	0.64	3.61	7,954

Preliminary Condensed Financial Information for the year ended 31 December 2018 - www.AngloGoldAshanti.com
16

MINERAL RESOURCE BY REGION (ATTRIBUTABLE) EXCLUSIVE OF ORE RESERVE - Gold

Gold		Tonnes	Grade	Contained gold
as at 31 December 2018	Category	million	g/t	Tonnes	Moz
South Africa	Measured	6.64	19.83	131.75	4.24
	Indicated	30.97	17.42	539.39	17.34
	Inferred	10.62	13.88	147.43	4.74
	Total	48.24	16.97	818.56	26.32
Continental Africa	Measured	5.05	4.85	24.49	0.79
	Indicated	292.05	2.56	747.70	24.04
	Inferred	199.75	3.47	693.42	22.29
	Total	496.85	2.95	1,465.62	47.12
Australasia	Measured	32.57	1.65	53.73	1.73
	Indicated	52.76	1.78	93.66	3.01
	Inferred	27.46	2.70	74.14	2.38
	Total	112.78	1.96	221.53	7.12
Americas	Measured	17.47	6.51	113.72	3.66
	Indicated	1,016.43	0.88	895.00	28.77
	Inferred	654.55	0.81	529.73	17.03
	Total	1,688.45	0.91	1,538.45	49.46
AngloGold Ashanti total	Measured	61.73	5.24	323.69	10.41
	Indicated	1,392.2	1.63	2,275.75	73.17
	Inferred	892.38	1.62	1,444.71	46.45
	Total	2,346.32	1.72	4,044.15	130.02

MINERAL RESOURCE BY REGION (ATTRIBUTABLE) EXCLUSIVE OF ORE RESERVE - Copper

Copper		Tonnes	Grade	Contained copper
as at 31 December 2018	Category	million	%Cu	Tonnes	Mlb
Americas	Measured	0	0	0	0
	Indicated	139	0.61	0.84	1,848
	Inferred	325	0.47	1.51	3,337
	Total	464	0.51	2.35	5,185
AngloGold Ashanti total	Measured	0	0	0	0
	Indicated	139	0.61	0.84	1,848
	Inferred	325	0.47	1.51	3,337
	Total	464	0.51	2.35	5,185

Preliminary Condensed Financial Information for the year ended 31 December 2018 - www.AngloGoldAshanti.com
17

ORE RESERVE BY REGION (ATTRIBUTABLE) - Gold

Gold		Tonnes	Grade	Contained gold
as at 31 December 2018	Category	million	g/t	Tonnes	Moz
South Africa	Proved	107.67	0.31	33.89	1.09
	Probable	564.02	0.87	488.59	15.71
	Total	671.70	0.78	522.47	16.80
Continental Africa	Proved	35.92	1.57	56.31	1.81
	Probable	170.89	2.64	451.70	14.52
	Total	206.81	2.46	508.01	16.33
Australasia	Proved	26.43	1.27	33.50	1.08
	Probable	37.63	2.27	85.26	2.74
	Total	64.06	1.85	118.76	3.82
Americas	Proved	11.24	2.75	30.90	0.99
	Probable	186.94	1.02	191.14	6.15
	Total	198.18	1.12	222.04	7.14
AngloGold Ashanti total	Proved	181.26	0.85	154.60	4.97
	Probable	959.49	1.27	1,216.69	39.12
	Total	1,140.75	1.20	1,371.28	44.09

ORE RESERVE BY REGION (ATTRIBUTABLE) - Copper

Copper		Tonnes	Grade	Contained copper
as at 31 December 2018	Category	million	%Cu	Tonnes	Mlb
Americas	Proved	0	0	0	0
	Probable	104	1.21	1.26	2,769
	Total	104	1.21	1.26	2,769
AngloGold Ashanti total	Proved	0	0	0	0
	Probable	104	1.21	1.26	2,769
	Total	104	1.21	1.26	2,769

Rounding of figures may result in computational discrepancies.

Preliminary Condensed Financial Information for the year ended 31 December 2018 - www.AngloGoldAshanti.com
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EY 102 Rivonia Road Sandton Private Bag X14 Sandton 2146	Ernst & Young Incorporated Co. Reg. No. 2005/002308/21 Tel: +27 (0) 11 772 3000 Fax: +27 (0) 11 772 4000 Docex 123 Randburg ey.com

Independent auditor’s review report on the condensed consolidated financial statements for the twelve months ended 31 December 2018 to the shareholders of AngloGold Ashanti Limited

We have reviewed the condensed consolidated financial statements of AngloGold Ashanti Limited (the ‘Company’) contained in the accompanying preliminary report on pages 20 to 40, which comprise the accompanying condensed consolidated statement of financial position as at 31 December 2018, the condensed consolidated income statement, statement of comprehensive income, statement of changes in equity and statement of cash flows for the twelve months then ended, and selected explanatory notes.

Directors’ responsibility for the condensed consolidated financial statements

The directors are responsible for the preparation and presentation of these condensed consolidated financial statements in accordance with the requirements of the JSE Limited Listings Requirements for preliminary reports, as set out in note 1 to the condensed consolidated financial statements, and the requirements of the Companies Act of South Africa, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on these condensed consolidated financial statements. We conducted our review in accordance with International Standard on Review Engagements (ISRE) 2410, which applies to a review of historical information performed by the independent auditor of the entity. This standard requires us to conclude whether anything has come to our attention that causes us to believe that the condensed consolidated financial statements are not prepared in all material respects in accordance with the applicable financial reporting framework. This standard also requires us to comply with relevant ethical requirements.

A review of financial statements in accordance with ISRE 2410 is a limited assurance engagement. We perform procedures, primarily consisting of making enquiries of management and others within the entity, as appropriate, and applying analytical procedures, and evaluating the evidence obtained.

The procedures performed in a review are substantially less than and differ in nature from those performed in an audit conducted in accordance with International Standards on Auditing. Accordingly, we do not express an audit opinion on these condensed consolidated financial statements.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated financial statements of the Company for the twelve months ended 31 December 2018 are not prepared, in all material respects, in accordance with the requirements of the JSE Limited Listings Requirements for preliminary reports, as set out in note 1 to the condensed consolidated financial statements, and the requirements of the Companies Act of South Africa.

Ernst & Young Inc.
Ernest Adriaan Lodewyk Botha - Director
Registered Auditor
Chartered Accountant (SA)
102 Rivonia Road, Sandton
Johannesburg, South Africa
19 February 2019

Preliminary Condensed Financial Information for the year ended 31 December 2018 - www.AngloGoldAshanti.com
19

GROUP - INCOME STATEMENT

		Six months	Six months	Year	Year
		ended	ended	ended	ended
		Dec	Dec	Dec	Dec
		2018	2017	2018	2017
US Dollar million	Notes	Unaudited	Restated	Reviewed	Restated

Revenue from product sales	2	1,941	2,398	3,943	4,510
Cost of sales	3	(1,571)	(1,948)	(3,173)	(3,736)
(Loss) gain on non-hedge derivatives and other commodity contracts		(8)	9	2	10
Gross profit		362	459	772	784
Corporate administration, marketing and other expenses		(38)	(30)	(76)	(64)
Exploration and evaluation costs		(56)	(52)	(102)	(114)
Other operating expenses	4	(40)	(47)	(97)	(88)
Special items	5	(19)	(186)	(170)	(438)
Operating profit		209	144	327	80
Interest income		7	7	17	15
Dividends received		2	—	2	—
Other (losses)		(11)	(6)	(9)	(11)
Finance costs and unwinding of obligations	6	(93)	(86)	(178)	(169)
Fair value adjustments		(3)	—	(3)	—
Share of associates and joint ventures' profit	7	81	31	122	22
Profit (loss) before taxation		192	90	278	(63)
Taxation	8	(85)	(95)	(128)	(108)
Profit (loss) after taxation		107	(5)	150	(171)

Allocated as follows:
Equity shareholders		100	(15)	133	(191)
Non-controlling interests		7	10	17	20
		107	(5)	150	(171)

Basic profit (loss) per ordinary share (cents) (1)		24	(4)	32	(46)
Diluted profit (loss) per ordinary share (cents) (2)		24	(4)	32	(46)
(1) Calculated on the basic weighted average number of ordinary shares.
(2) Calculated on the diluted weighted average number of ordinary shares.

The financial statements for the twelve months ended 31 December 2018 have been prepared by the corporate accounting staff of AngloGold Ashanti Limited headed by Mr Ian Kramer (CA (SA)), the Group's VP: Finance. This process was supervised by Ms Kandimathie Christine Ramon (CA (SA)), the Group's Chief Financial Officer and Mr Kelvin Dushnisky (B.Sc. (Honours); M.Sc; J.D.), the Group's Chief Executive Officer. The financial statements for the twelve months ended 31 December 2018 were reviewed, but not audited, by the Group's statutory auditors, Ernst & Young Inc.

Any forward looking financial information as well as the information for the six months ended 31 December 2018 disclosed in this results announcement have not been reviewed or audited or otherwise reported on by Ernst & Young Inc.

Certain information presented in this results announcement constitutes pro forma financial information. This information is the responsibility of the Company's Board and is presented for illustrative purposes only. Because of its nature the pro forma financial information may not fairly present the Company's financial information, changes in equity and results of operations or cash flows. This information has not been reviewed or audited or otherwise reported on by Ernst & Young Inc.

Preliminary Condensed Financial Information for the year ended 31 December 2018 - www.AngloGoldAshanti.com
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GROUP – STATEMENT OF COMPREHENSIVE INCOME

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2018	2017	2018	2017
US Dollar million	Unaudited	Unaudited	Reviewed	Audited

Profit (loss) for the period	107	(5)	150	(171)

Items that will be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(48)	40	(150)	123
Net gain on available-for-sale financial assets	—	17	—	20
Release on impairment of available-for-sale financial assets	—	2	—	3
Release on disposal of available-for-sale financial assets	—	(6)	—	(6)
Deferred taxation thereon	—	6	—	8
	—	19	—	25
Items that will not be reclassified subsequently to profit or loss:
Net gain (loss) on equity investments	(8)	—	9	—
Actuarial gain (loss) recognised	5	8	5	8
Deferred taxation thereon	(13)	(2)	(5)	(2)
	(16)	6	9	6

Other comprehensive (loss) income for the period, net of tax	(64)	65	(141)	154

Total comprehensive income (loss) for the period, net of tax	43	60	9	(17)

Allocated as follows:
Equity shareholders	36	50	(8)	(37)
Non-controlling interests	7	10	17	20
	43	60	9	(17)

Preliminary Condensed Financial Information for the year ended 31 December 2018 - www.AngloGoldAshanti.com
21

GROUP – STATEMENT OF FINANCIAL POSITION

		As at	As at
		Dec	Dec
		2018	2017
US Dollar million	Note	Reviewed	Audited

ASSETS
Non-current assets
Tangible assets		3,381	3,742
Intangible assets		123	138
Investments in associates and joint ventures		1,528	1,507
Other investments		141	131
Inventories		106	100
Trade, other receivables and other assets		102	67
Deferred taxation		—	4
Cash restricted for use		35	37
		5,416	5,726

Current assets
Other investments		6	7
Inventories		652	683
Trade, other receivables and other assets		209	222
Cash restricted for use		31	28
Cash and cash equivalents		329	205
		1,227	1,145
Non-current assets held for sale		—	348
		1,227	1,493

Total assets		6,643	7,219

EQUITY AND LIABILITIES
Share capital and premium	10	7,171	7,134
Accumulated losses and other reserves		(4,519)	(4,471)
Shareholders' equity		2,652	2,663
Non-controlling interests		42	41
Total equity		2,694	2,704

Non-current liabilities
Borrowings		1,911	2,230
Environmental rehabilitation and other provisions		827	942
Provision for pension and post-retirement benefits		100	122
Trade, other payables and deferred income		3	3
Deferred taxation		315	363
		3,156	3,660

Current liabilities
Borrowings		139	38
Trade, other payables, deferred income and provisions		594	638
Taxation		60	53
		793	729
Non-current liabilities held for sale		—	126
		793	855

Total liabilities		3,949	4,515

Total equity and liabilities		6,643	7,219

Preliminary Condensed Financial Information for the year ended 31 December 2018 - www.AngloGoldAshanti.com
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GROUP – STATEMENT OF CASH FLOWS

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2018	2017	2018	2017
US Dollar million	Unaudited	Unaudited	Reviewed	Audited
Cash flows from operating activities
Receipts from customers	1,966	2,433	3,947	4,534
Payments to suppliers and employees	(1,401)	(1,699)	(3,015)	(3,383)
Cash generated from operations	565	734	932	1,151
Dividends received from joint ventures	41	6	91	6
Taxation refund	5	3	5	14
Taxation paid	(75)	(67)	(171)	(174)
Net cash inflow from operating activities	536	676	857	997

Cash flows from investing activities
Capital expenditure	(359)	(439)	(652)	(830)
Dividends from other investments	2	—	2	—
Proceeds from disposal of tangible assets	3	4	313	7
Other investments acquired	(25)	(37)	(81)	(91)
Proceeds from disposal of other investments	21	32	98	78
Investments in associates and joint ventures	(4)	(7)	(8)	(27)
Loans advanced to associates and joint ventures	(3)	(2)	(5)	(6)
Loans repaid by associates and joint ventures	22	—	22	—
Cash payment to settle the sale of environmental trust fund	—	—	(32)	—
Increase in cash restricted for use	(13)	(8)	(4)	(8)
Interest received	6	7	12	15
Net cash outflow from investing activities	(350)	(450)	(335)	(862)

Cash flows from financing activities
Proceeds from borrowings	470	484	753	815
Repayment of borrowings	(468)	(600)	(967)	(767)
Finance costs paid	(64)	(71)	(130)	(138)
Bond settlement premium, RCF and bond transaction costs	(9)	—	(10)	—
Dividends paid	—	—	(39)	(58)
Net cash outflow from financing activities	(71)	(187)	(393)	(148)

Net increase (decrease) in cash and cash equivalents	115	39	129	(13)
Translation	(1)	2	(5)	3
Cash and cash equivalents at beginning of period	215	164	205	215
Cash and cash equivalents at end of period	329	205	329	205

Preliminary Condensed Financial Information for the year ended 31 December 2018 - www.AngloGoldAshanti.com
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GROUP – STATEMENT OF CHANGES IN EQUITY

	Equity holders of the parent
US Dollar million	Share capital and premium	Other capital reserves	(Accumulated losses) Retained earnings	Fair value through OCI	Available- for-sale reserve	Actuarial gains (losses)	Foreign currency translation reserve	Total	Non-controlling interests	Total equity

Balance at 31 December 2016	7,108	116	(3,119)		17	(21)	(1,386)	2,715	39	2,754
Profit (loss) for the year			(191)					(191)	20	(171)
Other comprehensive income (loss)					25	6	123	154		154
Total comprehensive income (loss)	—	—	(191)		25	6	123	(37)	20	(17)
Shares issued	26							26		26
Share-based payment for share awards net of exercised		(1)						(1)		(1)
Dividends paid			(39)					(39)		(39)
Dividends of subsidiaries								—	(19)	(19)
Translation		9	(10)		1	(1)		(1)	1	—
Balance at 31 December 2017	7,134	124	(3,359)	—	43	(16)	(1,263)	2,663	41	2,704
Impact of adopting IFRS 9			10	33	(43)			—		—
Restated opening balance under IFRS 9	7,134	124	(3,349)	33	—	(16)	(1,263)	2,663	41	2,704
Profit (loss) for the year			133					133	17	150
Other comprehensive income (loss)				5		4	(150)	(141)		(141)
Total comprehensive income (loss)	—	—	133	5	—	4	(150)	(8)	17	9
Shares issued	37							37		37
Share-based payment for share awards net of exercised		(17)						(17)		(17)
Dividends paid			(24)					(24)		(24)
Dividends of subsidiaries								—	(15)	(15)
Transfer of gain on disposal of equity investments			1	(1)				—		—
Translation		(11)	12					1	(1)	—
Balance at 31 December 2018	7,171	96	(3,227)	37	—	(12)	(1,413)	2,652	42	2,694

Preliminary Condensed Financial Information for the year ended 31 December 2018 - www.AngloGoldAshanti.com
24

Segmental reporting

AngloGold Ashanti’s operating segments are being reported based on the financial information provided to the Chief Executive Officer and the Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). Individual members of the Executive Committee are responsible for geographic regions of the business.

Gold income

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2018	2017	2018	2017
US Dollar million	Unaudited	Unaudited	Reviewed	Audited

South Africa	269	576	602	1,101
Continental Africa	1,012	1,011	1,983	1,895
Australasia	390	394	780	709
Americas	507	580	1,021	1,104
	2,178	2,561	4,386	4,809
Equity-accounted investments included above	(295)	(237)	(581)	(453)
	1,883	2,324	3,805	4,356

By-product revenue

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2018	2017	2018	2017
US Dollar million	Unaudited	Unaudited	Reviewed	Audited

South Africa	—	7	6	15
Continental Africa	2	1	3	3
Australasia	1	1	2	2
Americas	56	65	128	135
	59	74	139	155
Equity-accounted investments included above	—	—	(1)	(1)
	59	74	138	154

Gross profit

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2018	2017	2018	2017
US Dollar million	Unaudited	Unaudited	Reviewed	Audited

South Africa	31	25	21	(3)
Continental Africa	195	242	380	386
Australasia	59	94	160	159
Americas	153	124	310	253
Corporate and other	(11)	(1)	3	2
	427	484	874	797
Equity-accounted investments included above	(65)	(25)	(102)	(13)
	362	459	772	784

Preliminary Condensed Financial Information for the year ended 31 December 2018 - www.AngloGoldAshanti.com
25

Segmental reporting (continued)

Cost of sales

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2018	2017	2018	2017
US Dollar million	Unaudited	Restated	Reviewed	Restated

South Africa	239	567	590	1,129
Continental Africa	819	770	1,607	1,513
Australasia	332	301	622	551
Americas	407	522	838	987
Corporate and other	4	—	(4)	(3)
	1,801	2,160	3,653	4,177
Equity-accounted investments included above	(230)	(212)	(480)	(441)
	1,571	1,948	3,173	3,736

Amortisation

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2018	2017	2018	2017
US Dollar million	Unaudited	Unaudited	Reviewed	Audited

South Africa	30	52	72	133
Continental Africa	196	203	379	421
Australasia	87	77	149	130
Americas	102	163	192	273
Corporate and other	1	2	3	2
	416	497	795	959
Equity-accounted investments included above	(82)	(66)	(165)	(136)
	334	431	630	823

Capital expenditure

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2018	2017	2018	2017
US Dollar million	Unaudited	Unaudited	Reviewed	Audited

South Africa	32	70	73	150
Continental Africa	175	218	313	409
Australasia	76	87	156	153
Americas	101	120	176	234
Corporate and other	3	4	3	7
	387	499	721	953
Equity-accounted investments included above	(28)	(60)	(69)	(123)
	359	439	652	830

Preliminary Condensed Financial Information for the year ended 31 December 2018 - www.AngloGoldAshanti.com
26

Segmental reporting (continued)

Total assets

	As at	As at
	Dec	Dec
	2018	2017
US Dollar million	Reviewed	Audited

South Africa	1,106	1,734
Continental Africa	3,135	3,153
Australasia	888	929
Americas	1,286	1,258
Corporate and other	228	145
	6,643	7,219

Preliminary Condensed Financial Information for the year ended 31 December 2018 - www.AngloGoldAshanti.com
27

Notes
for the six months and year ended 31 December 2018

1 Basis of preparation

The financial statements in this report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The preparation of these financial statements are in terms of the JSE Listings Requirements and the accounting policies used are consistent with those used in the annual financial statements for the year ended 31 December 2017, except for the adoption of new or amended standards applicable from 1 January 2018 as set out below.

New and amended standards adopted by the group:

As a result of the following new and amended standards, the group has changed its accounting policies and made retrospective adjustments:

•IFRS 15 Revenue from Contracts with Customers,
•IFRS 9 Financial Instruments, and
•IFRIC 23 Uncertainty over Income Tax Treatments.

The impact of the adoption of these standards and the new accounting policies are disclosed in note 16.

The financial statements of AngloGold Ashanti have been prepared in compliance with the framework concepts and the measurement and recognition requirements of IAS 34, IFRS as issued by the International Accounting Standards Board, the South African Institute of Chartered Accountants Financial Reporting Guides as issued by the Accounting Practices Committee, Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council, JSE Listings Requirements and in the manner required by the South African Companies Act, 2008 (as amended) for the preparation of financial information of the group for the twelve months ended 31 December 2018. These financial statements should be read in conjunction with the company’s audited consolidated financial statements and the notes thereto as at and for the year ended 31 December 2017.

Based on materiality, certain comparatives have been aggregated.

2    Revenue

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2018	2017	2018	2017
US Dollar million	Unaudited	Restated	Reviewed	Restated

Gold income	1,883	2,324	3,805	4,356
By-products	59	74	138	154
Revenue from product sales	1,941	2,398	3,943	4,510

3    Cost of sales

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2018	2017	2018	2017
US Dollar million	Unaudited	Restated	Reviewed	Restated

Cash operating costs	1,147	1,456	2,356	2,728
Royalties	68	61	135	116
Other cash costs	9	8	14	19
Total cash costs	1,224	1,525	2,505	2,863
Retrenchment costs	2	3	4	6
Rehabilitation and other non-cash costs	22	16	20	29
Amortisation of tangible assets	331	428	625	817
Amortisation of intangible assets	3	3	5	6
Inventory change	(11)	(27)	14	15
	1,571	1,948	3,173	3,736

Preliminary Condensed Financial Information for the year ended 31 December 2018 - www.AngloGoldAshanti.com
28

4    Other operating expenses

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2018	2017	2018	2017
US Dollar million	Unaudited	Unaudited	Reviewed	Audited

Care and maintenance costs	27	34	74	62
Pension and medical defined benefit provisions	5	4	10	9
Government fiscal claims, care and maintenance of old tailings operations and other expenses	8	9	13	17
	40	47	97	88

5    Special items

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2018	2017	2018	2017
US Dollar million	Unaudited	Unaudited	Reviewed	Audited

Impairment and derecognition of assets (1)	10	182	104	297
Impairment of other investments	—	2	—	3
Retrenchment and related costs	—	13	34	88
Legal fees and other costs related to contract terminations and settlement costs	14	4	17	71
Write-down of inventories	—	—	1	3
Net (profit) loss on disposal of assets	(2)	(7)	20	(8)
Royalties received	(4)	(11)	(10)	(18)
Indirect tax expenses	1	3	4	2
	19	186	170	438

(1) The group reviews and tests the carrying value of its mining assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. Due to current market conditions and a strategic decision taken in H1 2018 to change the processing strategy of Mine Waste Solutions (MWS), whereby MWS in future will focus solely on gold recovery, the Uranium plant of the MWS cash-generating unit was fully impaired as it is unlikely to be utilised or generate future economic benefits.

US Dollar million	Tangible asset impairment	Taxation thereon	Post-tax total
MWS - Uranium plant	93	(27)	66

6    Finance costs and unwinding of obligations

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2018	2017	2018	2017
US Dollar million	Unaudited	Unaudited	Reviewed	Audited

Finance costs	71	72	140	142
Unwinding of obligations	22	14	38	27
	93	86	178	169

Preliminary Condensed Financial Information for the year ended 31 December 2018 - www.AngloGoldAshanti.com
29

7    Share of associates and joint ventures' profit

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2018	2017	2018	2017
US Dollar million	Unaudited	Unaudited	Reviewed	Restated

Revenue	296	237	582	454
Operating costs, special items and other expenses	(214)	(222)	(472)	(471)
Net interest (paid) received	(12)	1	(8)	1
Profit (loss) before taxation	70	16	102	(16)
Taxation	(8)	3	(9)	23
Profit after taxation	62	19	93	7
Net impairment reversal of investments in associates	7	10	15	13
Net impairment reversal of investments in joint ventures	12	2	14	2
	81	31	122	22
8    Taxation

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2018	2017	2018	2017
US Dollar million	Unaudited	Unaudited	Reviewed	Audited

South African taxation
Normal taxation	—	—	—	1
Prior year over provision	—	—	(2)	—
Deferred taxation
Impairment and disposal of tangible assets	1	(44)	(47)	(72)
Other temporary differences	(7)	(7)	(34)	(62)
Prior year (over) under provision	(2)	15	(2)	15
Change in estimated deferred tax rate	(3)	31	(23)	31
	(11)	(5)	(108)	(87)

Foreign taxation
Normal taxation	135	104	243	201
Prior year (over) under provision	(4)	(27)	1	(26)
Deferred taxation
Temporary differences	(31)	23	(4)	20
Prior year under provision	4	2	4	2
Change in estimate	(7)	—	(7)	—
Change in statutory tax rate	(1)	(2)	(1)	(2)
	96	100	236	195

	85	95	128	108

Income tax uncertainties

AngloGold Ashanti operates in numerous countries around the world and accordingly is subject to, and pays annual income taxes under, the various income tax regimes in the countries in which it operates. Some of these tax regimes are defined by contractual agreements with local government, and others are defined by the general corporate income tax laws of the country.  The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due.  In some jurisdictions, tax authorities are yet to complete their assessments for previous years. The tax rules and regulations in many countries are highly complex and subject to interpretation.  From time to time, the Company is subject to a review of its historic income tax filings and in connection with such reviews, disputes can arise with the tax authorities over the interpretation or application of certain rules in respect of the Company’s business conducted within the country involved.

Preliminary Condensed Financial Information for the year ended 31 December 2018 - www.AngloGoldAshanti.com
30

9    Headline earnings

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2018	2017	2018	2017
US Dollar million	Unaudited	Unaudited	Reviewed	Audited

The profit (loss) attributable to equity shareholders has been adjusted by the following to arrive at headline earnings (loss):
Profit (loss) attributable to equity shareholders	100	(15)	133	(191)
Net impairment and derecognition of assets	10	180	102	295
Impairment of other investments	—	2	—	3
Net loss (profit) on disposal of assets	10	(7)	32	(8)
Taxation	—	(45)	(47)	(72)
Headline earnings	120	115	220	27

Headline earnings per ordinary share (cents)(1)	29	28	53	6
Diluted headline earnings per ordinary share (cents) (2)	29	28	53	6

(1) Calculated on the basic weighted average number of ordinary shares.
(2) Calculated on the diluted weighted average number of ordinary shares.

Number of shares
Ordinary shares	412,064,721	409,759,701	411,412,947	409,265,471
Fully vested options	4,258,290	4,965,424	5,709,208	6,174,606
Weighted average number of shares	416,323,011	414,725,125	417,122,155	415,440,077
Dilutive potential of share options	255,596	—	257,250	—
Dilutive number of ordinary shares	416,578,607	414,725,125	417,379,405	415,440,077

Preliminary Condensed Financial Information for the year ended 31 December 2018 - www.AngloGoldAshanti.com
31

10    Share capital and premium

	As at	As at
	Dec	Dec
	2018	2017
US Dollar million	Reviewed	Audited
Share capital
Authorised:
600,000,000 ordinary shares of 25 SA cents each	23	23
2,000,000 A redeemable preference shares of 50 SA cents each	—	—
5,000,000 B redeemable preference shares of 1 SA cents each	—	—
30,000,000 C redeemable preference shares at no par value	—	—
	23	23

Issued and fully paid:
412,769,980 (2017: 410,054,615) ordinary shares in issue	16	16
2,000,000 A redeemable preference shares of 50 SA cents each	—	—
778,896 B redeemable preference shares of 1 SA cent each	—	—
	16	16
Treasury shares held within the group
2,778,896 A and B redeemable preference shares	—	—
	16	16

Share premium
Balance at beginning of year	7,171	7,145
Ordinary shares issued	37	26
	7,208	7,171
Less: held within the group
Redeemable preference shares	(53)	(53)
Balance at end of year	7,155	7,118
Share capital and premium	7,171	7,134

Preliminary Condensed Financial Information for the year ended 31 December 2018 - www.AngloGoldAshanti.com
32

11    Borrowings

AngloGold Ashanti’s borrowings are interest bearing.

	As at	As at
	Dec	Dec
	2018	2017
US Dollar million	Reviewed	Reviewed

Change in liabilities arising from financing activities:

Reconciliation of total borrowings
A reconciliation of the total borrowings included in the statement of financial position is set out in the following table:

Opening balance	2,268	2,178
Proceeds from borrowings	753	815
Repayment of borrowings	(967)	(767)
Finance cost paid on borrowings	(117)	(125)
Interest charged to the income statement	127	130
Translation	(14)	37
Closing balance	2,050	2,268

Reconciliation of finance costs paid:
A reconciliation of the finance cost paid included in the statement of cash flows is set out in the following table:

Finance cost paid on borrowings	117	125
Commitment fees, environmental guarantees fees and other borrowing costs	13	13
Total finance cost paid	130	138

12    Cash generated from operations

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2018	2017	2018	2017
US Dollar million	Unaudited	Unaudited	Reviewed	Audited

Profit (loss) before taxation	192	90	278	(63)
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts	12	(9)	3	(10)
Amortisation of tangible assets	331	428	625	817
Finance costs and unwinding of obligations	93	86	178	169
Environmental, rehabilitation and other expenditure	(3)	(10)	(35)	(30)
Special items	(6)	149	106	394
Amortisation of intangible assets	3	3	5	6
Fair value adjustments	3	—	3	—
Interest income	(7)	(7)	(17)	(15)
Share of associates and joint ventures' profit	(81)	(31)	(122)	(22)
Other non-cash movements	27	26	39	61
Movements in working capital	1	9	(131)	(156)
	565	734	932	1,151

Movements in working capital:
(Increase) decrease in inventories	(39)	(45)	(9)	(67)
(Increase) decrease in trade and other receivables	(14)	8	(72)	(86)
Increase (decrease) in trade, other payables and deferred income	54	46	(50)	(3)
	1	9	(131)	(156)

Preliminary Condensed Financial Information for the year ended 31 December 2018 - www.AngloGoldAshanti.com
33

13    Financial risk management activities

Borrowings
The rated bonds are carried at amortised cost and their fair values are their closing market values at the reporting date which results in the difference noted in the table below. The interest rate on the remaining borrowings is reset on a short-term floating rate basis and accordingly the carrying amount is considered to approximate the fair value.

	As at	As at
	Dec	Dec
	2018	2017
US Dollar million	Reviewed	Audited

Carrying amount	2,050	2,268
Fair value	2,084	2,377

Fair Value hierarchy
The group uses the following hierarchy for determining and disclosing the fair value of financial instruments:

Level 1:    quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2:    inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
Level 3:    inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Types of instruments:

Equity securities
	Dec 2018				Dec 2017
	Reviewed				Audited
US Dollar million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Other equity securities					80	—	—	80
Other equity securities FVTPL	19	—	—	19
Other equity securities FVOCI	69	—	—	69

Environmental obligations

Pursuant to environmental regulations in the countries in which we operate, we are obligated to close our operations and rehabilitate the lands which we mine in accordance with these regulations. As a consequence, AngloGold Ashanti is required in some circumstances to provide either reclamations bonds issued by third party entities, establish independent trust funds or provide guarantees issued by the operation, to the respective environmental protection agency or such other government department with responsibility for environmental oversight in the respective country to cover the potential environmental rehabilitation obligation in specified amounts.

In most cases, the environmental obligations will expire on completion of the rehabilitation although in some cases we are required to potentially post bonds for events unknown that may arise after the rehabilitation has been completed.

In South Africa we have established a trust fund which has assets of ZAR 1.077bn and guarantees of ZAR 0.549bn issued by various banks, for a current carrying value of the liability of ZAR 0.796bn. In Australia, since 2014, we have paid into a Mine Rehabilitation Fund an amount of AUD $5.5m for a current carrying value of the liability of AUD $125.5m. At Iduapriem we have provided a bond comprising of a cash component of $9.99m with a further bond guarantee amounting to $36.4m issued by Ecobank Ghana Limited and Barclays Ghana Limited for a current carrying value of the liability of $42.8m. At Obuasi we have provided a bond comprising of a cash component of $20.6m with a further bank guarantee amounting to $30.0m issued by Standard Chartered Bank Ghana limited (SCB) and United Bank for Africa Ghana Limited (UBA) for a current carrying value of the liability of $163.2m. In some circumstances we may be required to post further bonds in due course which will have a consequential income statement charge for the fees charged by the providers of the reclamation bonds.

Preliminary Condensed Financial Information for the year ended 31 December 2018 - www.AngloGoldAshanti.com
34

14    Capital commitments

	As at	As at
	Dec	Dec
	2018	2017
US Dollar million	Reviewed	Audited

Orders placed and outstanding on capital contracts at the prevailing rate of exchange (1)	99	87

(1) Includes the group's attributable share of capital commitments relating to associates and joint ventures.

Liquidity and capital resources

To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group’s covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities mature in the near future, the group believes that sufficient measures are in place to ensure that these facilities can be refinanced.

15    Contractual commitments and contingencies

AngloGold Ashanti's material contingent liabilities at 31 December 2018 and 31 December 2017 are detailed below:

Contingencies and guarantees

	Dec 2018	Dec 2017
US Dollar million	Reviewed	Audited
Contingent liabilities
Litigation – Ghana (1) (2)	97	97
Litigation - North America (3)	—	—
Tax disputes – Brazil (4)	21	24
Tax dispute - AngloGold Ashanti Colombia S.A.(5)	180	150
Groundwater pollution (6)	—	—
Deep groundwater pollution – Africa (7)	—	—

	298	271

Litigation claims

(1)
Litigation - On 11 October 2011, AngloGold Ashanti (Ghana) Limited (AGAG) terminated Mining and Building Contractors Limited’s (MBC) underground development agreement, construction on bulkheads agreement and diamond drilling agreement at Obuasi mine. The parties reached agreement on the terms of the separation and concluded a separation agreement on 8 November 2012. On 20 February 2014, AGAG was served with a demand issued by MBC claiming a total of $97m. In December 2015, the proceedings were stayed in the High Court pending arbitration. In February 2016, MBC submitted the matter to arbitration. On 12 July 2018, the Ghana Arbitration Centre notified AGAG that MBC had appointed an arbitrator and AGAG subsequently selected its own arbitrator.

(2)
Litigation - AGAG received a summons on 2 April 2013 from Abdul Waliyu and 152 others in which the plaintiffs allege that they were or are residents of the Obuasi municipality or its suburbs and that their health has been adversely affected by emission and/or other environmental impacts arising in connection with the current and/or historical operations of the Pompora Treatment Plant (PTP), which was decommissioned in 2000. The plaintiffs’ alleged injuries include respiratory infections, skin diseases and certain cancers. The plaintiffs subsequently did not timely file their application for directions, but AGAG intends to allow some time to pass prior to applying to have the matter struck out for want of prosecution. On 24 February 2014, executive members of the PTP (AGAG) Smoke Effect Association (PASEA), sued AGAG by themselves and on behalf of their members (undisclosed number) on grounds similar to those discussed above, as well as economic hardships as a result of constant failure of their crops. This matter has been adjourned indefinitely. AGAG intends to allow some time to pass prior to applying to have the matter struck out for want of prosecution. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for AGAG’s obligation in either matter.

(3)
Litigation - On 19 October 2017, Newmont Mining Co. filed a lawsuit in the United States District Court for the Southern District of New York against AngloGold Ashanti and certain related parties, alleging that AngloGold Ashanti and such parties did not provide Newmont with certain information material to its purchase of the Cripple Creek & Victor Gold Mining Company in 2015 during the negotiation- and-sale process.  AngloGold Ashanti believes the lawsuit is without merit and continues to vigorously defend against it. The matter is proceeding. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.

Preliminary Condensed Financial Information for the year ended 31 December 2018 - www.AngloGoldAshanti.com
35

Tax claims

(4)
Tax disputes - AngloGold Ashanti Limited’s subsidiaries in Brazil are involved in various disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions, VAT and annual property tax. Collectively, the possible amount involved is approximately $21m (2017: $24m).  Management is of the opinion that these taxes are not payable.

(5)
Tax dispute - In January 2013, AngloGold Ashanti Colombia S.A. (AGAC) received notice from the Colombian Tax Office (DIAN) that it disagreed with the Company’s tax treatment of certain items in the 2010 and 2011 income and equity tax returns. On 23 October 2013, AGAC received the official assessments from the DIAN which established that an estimated additional tax of $20m (2017: $21m) will be payable if the tax returns are amended. Penalties and interest for the additional taxes may amount to $115m (2017: $129m). The Company believes that the DIAN has applied the tax legislation incorrectly. AGAC subsequently challenged the DIAN’s ruling by filing lawsuits in March and April 2015 before the Administrative Tribunal of Cundinamarca (the trial court for tax litigation). Closing arguments on the tax disputes were presented in February and June 2017 and judgement is pending. On 23 April 2018, the Administrative Tribunal denied AGAC’s arguments with respect to the 2011 income tax litigation. AGAC subsequently appealed this judgement to the Colombian Supreme Court. A final judgement could take several years. In addition, in January 2018 AGAC received notice from the DIAN that it also disagreed with AGAC’s 2013 income and equity tax returns on the same basis as the 2010 and 2011 returns, calculating an additional tax of $32m, along with penalties and interest of $13m. On 21 December 2018, AGAC filed an appeal before the Administrative Tribunal in respect of the 2013 year of assessment.

Other

(6)
Groundwater pollution - AngloGold Ashanti has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage from mine residue stockpiles. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvements in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggest, but have not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.

(7)
Deep groundwater pollution - The group has identified potential water ingress and future pollution risk posed by deep groundwater in certain underground mines in Africa. Various studies have been undertaken by AngloGold Ashanti since 1999 to understand this potential risk.  In South Africa, due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, the Mineral and Petroleum Resources Development Act (MPRDA) requires that the affected mining companies develop a Regional Mine Closure Strategy to be approved by the Department of Mineral Resources. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation

Preliminary Condensed Financial Information for the year ended 31 December 2018 - www.AngloGoldAshanti.com
36

16    New and amended standards adopted by the group

AngloGold Ashanti adopted IFRS 15 Revenue from Contracts with Customers (IFRS 15), IFRS 9 Financial Instruments (IFRS 9) and, early adopted, IFRIC23 Uncertainty over Income Tax Treatments on 1 January 2018.

The new or amended standards became applicable for the current reporting period and the group has changed its accounting policies and made retrospective adjustments as a result of adopting the standards.

The impact of the adoption of these standards and the new accounting policies are disclosed below.

Impact of adoption - IFRS 15 Revenue from Contracts with Customers
The adoption of IFRS 15 has resulted in the reclassification of by-product revenue in Revenue from product sales where previously by-product revenue was recorded as a credit to cost of sales. Revenue from product sales includes gold income and by-product revenue. This change in classification results in a corresponding increase in costs of sales, and therefore will not have an impact on previously reported gross profit.

	As reported	IFRS 15	Restated
	Six months		Six months
	ended		ended
	Dec		Dec
	2017		2017
US Dollar million	Unaudited		Unaudited

Revenue from product sales (previously gold income)	2,324	74	2,398
Cost of sales	(1,874)	(74)	(1,948)
Gain on non-hedge derivatives and other commodity contracts	9		9
Gross profit	459	—	459

	As reported	IFRS 15	Restated
	Year		Year
	ended		ended
	Dec		Dec
	2017		2017
US Dollar million	Audited		Audited

Revenue from product sales (previously gold income)	4,356	154	4,510
Cost of sales	(3,582)	(154)	(3,736)
Gain on non-hedge derivatives and other commodity contracts	10		10
Gross profit	784	—	784

In accordance with the transitional provisions in IFRS 15, AngloGold Ashanti has applied IFRS 15 retrospectively to each prior reporting period presented in accordance with IAS 8 Accounting policies, Changes in Accounting Estimates and Errors.

The revenue accounting policy applicable from 1 January 2018:

Revenue is recognised when control of the goods passes to the customer and the performance obligations of transferring control have been met. The amount of revenue recognised reflects the consideration to which the entity is entitled in exchange for the goods transferred.

Revenue from product sales comprises sales of:

•	refined gold;

•	by-products including silver, uranium and sulphuric acid; and

•	dóre bars.

Impact of adoption - IFRS 9 Financial Instruments
IFRS 9 replaces the provisions of IAS 39 that relate to the recognition, classification and measurement of financial assets and financial liabilities, derecognition of financial instruments, impairment of financial assets and hedge accounting.

The adoption of IFRS 9 from 1 January 2018 resulted in changes in accounting policies and adjustments to the amounts recognised in the financial statements. The new accounting policies are set out below. In accordance with the transitional provisions in IFRS 9, comparative figures have not been restated.

The group’s financial assets include debt instruments (held to maturity bonds and negotiable certificates of deposit), cash restricted for use and cash and cash equivalents which are subject to the IFRS 9 expected credit loss model as they are carried at amortised cost. The accounting policy for listed equity investments depends on the nature of the listed investment. Listed equity investments which are held to meet rehabilitation liabilities are classified as fair value through profit and loss (FVTPL) to eliminate accounting mismatch. Listed equity investments held for other purposes are classified as fair value through other comprehensive income (FVTOCI). Financial liabilities are carried at amortised cost and there is no change in their recognition or presentation under IFRS 9. The adoption of IFRS 9 did not have a significant impact on total assets, total liabilities or the results of the group.

Preliminary Condensed Financial Information for the year ended 31 December 2018 - www.AngloGoldAshanti.com
37

Equity investments held in the Environmental Trust funds, previously classified as available for sale investments and measured at FVTOCI have been reclassified to FVTPL on initial adoption of IFRS 9. Equity investments held for strategic purposes are measured at FVTOCI with no recycling of profits or losses on disposal of the investments.

On 1 January 2018 management classified its financial instruments into the appropriate IFRS 9 categories.

Upon adoption of IFRS 9, available for sale reserve of $43m was transferred to the FVTOCI reserve - $33m and to accumulated losses - $10m in respect of equity investments at FVTOCI and FVTPL respectively. Refer statement of changes in equity for reclassifications.

The Financial Instruments accounting policy applicable from 1 January 2018:

Financial instruments are initially recognised at fair value when the group becomes a party to their contractual arrangements. Transaction costs directly attributable to the instrument’s acquisition or issue are included in the initial measurement of financial assets and financial liabilities, except financial instruments classified as at fair value through profit or loss (FVTPL). The subsequent measurement of financial instruments is dealt with below.

Financial liabilities

Financial liabilities are classified as measured at amortised cost.

A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expires. The group also derecognises a financial liability when its terms are modified and the cash flows of the modified liability are substantially different. In this case a new financial liability based on the modified terms is recognised at fair value.

Financial assets

On initial recognition, a financial asset is classified as measured at:

•	amortised cost;

•	Fair value through other comprehensive income (FVTOCI) - equity instruments; or

•	FVTPL.

At initial recognition, the group measures a financial asset at its fair value plus, in the case of a financial asset not at FVTPL, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVTPL, are expensed.

A financial asset is measured at amortised cost if it is held within the business model whose objective is to hold assets to collect contractual cash flows and its contractual terms give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognised directly in profit or loss and presented in other gains or losses, together with foreign exchange gains or losses. Impairment losses are presented as separate line item in the statement of profit or loss. A gain or loss on a debt investment that is subsequently measured at FVPL is recognised in profit or loss and presented net within other gains or losses in the period in which it arises. On derecognition of a financial asset, the difference between the proceeds received or receivable and the carrying amount of the asset is included in profit or loss.

Equity instruments

Listed equity investments which are held to meet rehabilitation liabilities are classified as FVTPL. Listed equity investments held for other purposes are classified as FVTOCI.

The group subsequently measures all equity investments at fair value. Where the group’s management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognised in profit or loss as other income when the group’s right to receive payments is established. Residual values in OCI are reclassified to retained earnings (accumulated losses) on derecognition of the related FVTOCI instruments. Changes in the fair value of financial assets at FVTPL are recognised in other gains or losses in the statement of profit or loss as applicable.

Impairment of financial assets

Financial assets at amortised cost consist of trade receivables, loans, cash and cash equivalents and debt instruments. Impairment losses are assessed using the forward-looking expected credit loss (ECL) approach. An allowance is recorded for all loans and other debt financial assets not held at FVTPL. The impairment methodology applied depends on whether there has been a significant increase in credit risk. Trade receivable loss allowances are measured at an amount equal to lifetime ECL’s. Loss allowances are deducted from the gross carrying amount of the assets. Debt securities that are determined to have a low credit risk at the reporting date and bank balances, for which credit risk has not increased significantly since initial recognition, are measured at an amount equal to 12-month ECL.

Impact of adoption - IFRIC 23 Uncertainty over Income Tax Treatments
The group early adopted IFRIC 23 which is applicable for annual reporting periods beginning on or after 1 January 2019 with earlier application permitted. No changes in estimates and judgements were made as a result of the adoption of IFRIC 23.

Preliminary Condensed Financial Information for the year ended 31 December 2018 - www.AngloGoldAshanti.com
38

Impact of IFRS 16 Leases issued but not yet adopted
Management is in the process of completing its assessment of the accounting impact and required disclosures arising out of the adoption of this standard. IFRS 16 requires lessees to recognise right-of-use assets and lease liabilities arising from lease contracts with additional disclosures about leasing arrangements. Leases within the scope of IFRS 16 will result in increases in assets and liabilities. We expect an increase in the group’s depreciation expense and an increase in cash flows from operating activities as the lease payments will be recorded as financing outflows in our cash flow statement. Management has determined that certain mining, drilling and power generation contracts which are not classified as finance leases under the current accounting standards (IAS 17 and IFRIC 4), will have the most impact on the group’s results on adoption of IFRS 16. The adoption of the new standard will result in the recognition of additional right-of-use assets and lease liabilities on 1 January 2019. AGA has elected to transition to IFRS 16 retrospectively with the cumulative effect of initially applying the Standard recognised at the date of initial application.  AGA will not restate comparative information. Instead, the cumulative effect of initially applying IFRS 16 will be recognised by adjusting the opening balance of retained earnings at the date of initial application. The adoption of IFRS 16 will not impact AGA's current debt covenant arrangements with financial institutions.

17    Dividends

The directors of AngloGold Ashanti Limited (Registration Number 1944/017354/06) declared Dividend No.120 for the year ended 31 December 2018 as detailed below. In terms of the withholding tax on dividends which became effective on 1 April 2012, the following additional information is disclosed:

Dividends have been declared out of total reserves
Gross dividend declared per ordinary share in South African cents	95.00
Dividends tax rate applicable to shareholders liable to pay the dividend tax	20%
Net dividend in South African cents (where dividend tax at 20% is payable on payment date)	76.00
The issued ordinary share capital of AngloGold Ashanti at date of declaration is	412,783,936
AngloGold Ashanti's tax reference number	9640006608

In compliance with the requirements of Strate, given the Company's primary listing on the JSE, the salient dates for payment of the dividend are as follows:

To holders of ordinary shares

2019
Declaration date	Tuesday, 19 February
Currency conversion date for Australian dollars and Ghanaian cedis	Friday, 15 March
Last date to trade ordinary shares cum dividend	Monday, 18 March
Last date to register transfer of certificated securities cum dividend	Tuesday, 19 March
Ordinary shares trade ex-dividend	Tuesday, 19 March
Record date	Friday, 22 March
Payment date	Monday, 8 April

Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with the relevant CSDP or broker.

To comply, with further requirements of Strate, share certificates may not be dematerialised or rematerialised between Tuesday, 19 March 2019 and Friday, 22 March 2019, both days inclusive. No transfers between South African, Australian and Ghana share registers will be permitted between Friday, 15 March 2019 and Friday, 22 March 2019, both days inclusive.

To holders of CHESS Depositary Interests (CDIs)
Each CDI represents one-fifth of an ordinary share.

2019
Last date to trade ordinary shares cum dividend	Wednesday, 20 March
Last date to register transfer of certificated securities cum dividend	Wednesday, 20 March
Ordinary shares trade ex-dividend	Thursday, 21 March
Record date	Friday, 22 March
Payment date	Monday, 8 April

Preliminary Condensed Financial Information for the year ended 31 December 2018 - www.AngloGoldAshanti.com
39

Dividends continued

To holders of American Depositary Shares (ADS)
Each American Depositary Share represents one ordinary share.

2019
Ex dividend on New York Stock Exchange	Thursday, 21 March
Record date	Friday, 22 March
Approximate date of currency conversion	Monday, 8 April
Approximate payment date of dividend	Monday,18 April

Assuming an exchange rate of R13.7619/$, the gross dividend payable per ADS, which is subject to a 20% South African withholding tax, is equivalent to 7 US cents. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

To holders of Ghanaian Depositary Shares (GhDSs)
100 GhDSs represent one ordinary share

2019
Last date to trade and to register GhDSs cum dividend	Tuesday, 19 March
GhDSs trade ex-dividend	Tuesday, 19 March
Record date	Friday, 22 March
Approximate payment date of dividend	Monday, 8 April

Assuming an exchange rate of R1/¢0.3738, the gross dividend payable per share, which is subject to a 20% South African withholding tax, is equivalent to c.0.364 cedis. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

18	Recent Developments

On 14 February 2019, AngloGold Ashanti sold its holding in Société d’Exploitation des Mines d’Or de Yatela (Yatela) to the Government of Mali, for a consideration of $1. As part of the transaction, a one-time payment will be made to the Government of Mali in an amount corresponding to the estimated costs of completing the rehabilitation and closure of the Yatela site, and also financing certain outstanding social programmes. Upon completion and this payment being made, AngloGold Ashanti will be released of all obligations relating to the Yatela project. At 31  December 2018, the estimated attributable costs relating to rehabilitation, mine closure and the financing of social programmes amounted to $19.7m.

19	Announcements

Changes to Board of Directors - In compliance with paragraph 3.59 of the Listings Requirements of the JSE Limited, AngloGold Ashanti announced on 22 August 2018, the appointment of Alan Ferguson and Jochen Tilk as independent non-executive directors to its Board of Directors, with effect from 1 October 2018 and 1 January 2019, respectively.

Three-year deal on SA wages and new shift arrangement - On 17 September 2018, AngloGold Ashanti reached agreement in South Africa on wage increases for the next three years, as well as a new shift arrangement with trade unions representing the majority of its employees in South Africa. The deal is another step in an important process to improve pay for its employees - particularly those at entry level - while providing certainty as it works to return its business in the country to profitability.

Obuasi mining contract - On 29 October 2018, AngloGold Ashanti announced the finalisation of a five-year underground mining contract at the Obuasi Re-Development Project with Underground Mining Alliance Limited (UMA), a joint venture between African Underground Mining Services (AUMS) and Accra-based Rocksure International, a wholly-owned Ghanaian mining contractor (Rocksure).

Update to the ZAR 10,000,000,000 Domestic Medium Term Note Programme - On 10 December 2018, AngloGold Ashanti received approval from the JSE in terms of its amended ZAR 10,000,000,000 Domestic Medium Term Note Programme in order to cater for amendments to the JSE Debt Listings Requirements and to effect various other changes.

By order of the Board

SM PITYANA KPM DUSHNISKY                     KC RAMON
Chairman Chief Executive Officer                    Chief Financial Officer

19 February 2019

Preliminary Condensed Financial Information for the year ended 31 December 2018 - www.AngloGoldAshanti.com
40

Non-GAAP disclosure

From time to time AngloGold Ashanti Limited may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise. Set out below are measures extracted from financial information regularly presented to the Chief Operating Decision Maker (the Chief Executive Officer and the Executive Committee).

The group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. The Non-GAAP financial measures are used to adjust for fair value movements on the convertible bonds as well as the highly volatile marked-to-market movements on unrealised non-hedge derivatives and other commodity contracts, which can only be measured with certainty on settlement of the contracts. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.

A    Adjusted headline earnings

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2018	2017	2018	2017
US Dollar million	Unaudited	Unaudited	Unaudited	Unaudited

Headline earnings (note 9)	120	115	220	27
Loss (gain) on unrealised non-hedge derivatives and other commodity contracts	12	(9)	3	(10)
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	—	3	1	3
Fair value adjustments	3	—	3	—
Provision for losses and impairments (reversals) in associates	(7)	(8)	(13)	(11)
Adjusted headline earnings	128	101	214	9

Adjusted headline earnings per ordinary share (cents) (1)	31	24	51	2

(1) Calculated on the basic weighted average number of ordinary shares.

B    Price received

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2018	2017	2018	2017
US Dollar million	Unaudited	Unaudited	Unaudited	Unaudited

Gold income (note 2)	1,883	2,324	3,805	4,356
Adjusted for non-controlling interests	(39)	(50)	(84)	(103)
	1,844	2,274	3,721	4,253
Associates and joint ventures' share of gold income including realised non-hedge derivatives	295	237	581	453
Attributable gold income	2,139	2,511	4,302	4,706

Attributable gold sold - oz (000)	1,761	1,977	3,412	3,761
Price received per unit - $/oz	1,215	1,270	1,261	1,251

Preliminary Condensed Financial Information for the year ended 31 December 2018 - www.AngloGoldAshanti.com
41

C    All-in sustaining costs and All-in costs (1)

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2018	2017	2018	2017
US Dollar million / Imperial	Unaudited	Unaudited	Unaudited	Unaudited

Cost of sales per income statement (note 3)	1,571	1,948	3,173	3,736
By-product revenue (note 2)	(59)	(74)	(138)	(154)
Realised other commodity contracts	(3)	—	(5)	—
Amortisation of tangible and intangible assets (note 3)	(334)	(431)	(630)	(823)
Adjusted for decommissioning and inventory amortisation	(2)	1	(9)	4
Corporate administration and marketing related to current operations	38	29	76	63
Associates and joint ventures' share of costs	149	148	318	306
Inventory write-down to net realisable value and other stockpile adjustments	—	—	1	3
Sustaining exploration and study costs	23	32	38	65
Total sustaining capital expenditure	301	429	571	829
All-in sustaining costs	1,684	2,082	3,395	4,029
Adjusted for non-controlling interests and non-gold producing companies	(37)	(30)	(64)	(64)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	1,647	2,052	3,331	3,965
Adjusted for stockpile write-offs	—	—	(1)	(3)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	1,647	2,052	3,330	3,962

All-in sustaining costs	1,684	2,082	3,395	4,029
Non-sustaining project capital expenditure	86	70	150	124
Technology improvements	1	4	4	10
Non-sustaining exploration and study costs	35	22	67	50
Care and maintenance (note 4)	27	34	74	62
Corporate and social responsibility costs not related to current operations	14	12	24	24
Other provisions	(1)	—	(2)	—
All-in costs	1,847	2,224	3,712	4,299
Adjusted for non-controlling interests and non -gold producing companies	(35)	(31)	(69)	(63)
All-in costs adjusted for non-controlling interests and non-gold producing companies	1,812	2,193	3,643	4,236
Adjusted for stockpile write-offs	—	—	(1)	(3)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	1,812	2,193	3,642	4,233

Gold sold - oz (000)	1,761	1,977	3,412	3,761

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz	936	1,038	976	1,054

All-in cost per unit (excluding stockpile write-offs) - $/oz	1,029	1,109	1,068	1,126

(1) Refer to the Supplementary report for Summary of Operations by mine.

Preliminary Condensed Financial Information for the year ended 31 December 2018 - www.AngloGoldAshanti.com
42

D    Total cash costs (1)

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2018	2017	2018	2017
US Dollar million	Unaudited	Unaudited	Unaudited	Unaudited

Total cash costs (note 3)	1,224	1,525	2,505	2,863
By-product revenue (note 2)	(59)	(74)	(138)	(154)
Associates and joint ventures' share of total cash costs	145	146	308	295
Adjusted for non-controlling interests, non-gold producing companies and other	(23)	(21)	(48)	(41)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	1,287	1,576	2,627	2,963

Gold produced - oz (000)	1,772	2,002	3,400	3,744

Total cash cost per unit - $/oz	726	787	773	792

(1) Refer to the Supplementary report for Summary of Operations by Mine.

E    Adjusted EBITDA (2)

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2018	2017	2018	2017
US Dollar million	Unaudited	Unaudited	Unaudited	Unaudited

Profit (loss) before taxation	192	90	278	(63)
Add back :
Finance costs and unwinding of obligations (note 6)	93	86	178	169
Interest income	(7)	(7)	(17)	(15)
Amortisation of tangible and intangible assets (note 3)	334	431	630	823

Adjustments :
Other losses	11	6	9	11
Dividend income	(2)	—	(2)	—
Realised gain on other commodity contracts	(3)	—	(5)	—
Impairment and derecognition of assets (note 5)	10	182	104	297
Impairment of other investments (note 5)	—	2	—	3
Write-down of inventories (note 5)	—	—	1	3
Retrenchment costs	—	14	32	90
Care and maintenance (note 4)	27	34	74	62
Net (profit) loss on disposal of assets (note 5)	(2)	(7)	20	(8)
Loss (gain) on unrealised non-hedge derivatives and other commodity contracts	12	(9)	3	(10)
Associates and joint ventures' special items	—	(2)	(2)	(2)
Associates and joint ventures - adjustments for amortisation, interest, taxation and other	84	56	159	116
Fair value adjustments	3	—	3	—
Other amortisation	4	(4)	15	7
Adjusted EBITDA	756	872	1,480	1,483

(2) EBITDA (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.

Preliminary Condensed Financial Information for the year ended 31 December 2018 - www.AngloGoldAshanti.com
43

F    Interest cover

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2018	2017	2018	2017
US Dollar million	Unaudited	Unaudited	Unaudited	Unaudited

Adjusted EBITDA (note E)	756	872	1,480	1,483
Finance costs (note 6)	71	72	140	142
Interest cover - times	11	12	11	10

G    Free cash flow

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2018	2017	2018	2017
US Dollar million	Unaudited	Unaudited	Unaudited	Unaudited

Net cash inflow from operating activities	536	676	857	997
Net cash outflow from investing activities	(350)	(450)	(335)	(862)
Finance costs (note 6)	(71)	(72)	(140)	(142)
Movements in restricted cash	13	8	4	8
Acquisitions, disposals and other	(10)	—	(10)	—
Proceeds from sale of assets	—	—	(309)	—
Free cash flow	118	162	67	1

H    Net asset value - cents per share

	As at	As at
	Dec	Dec
	2018	2017
US Dollar million	Unaudited	Unaudited

Total equity	2,694	2,704

Number of ordinary shares in issue - million (note 10)	413	410
Net asset value - cents per share	653	659

Total equity	2,694	2,704
Intangible assets	(123)	(138)
	2,571	2,566

Number of ordinary shares in issue - million (note 10)	413	410
Net tangible asset value - cents per share	623	626

Preliminary Condensed Financial Information for the year ended 31 December 2018 - www.AngloGoldAshanti.com
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I    Net debt

	As at	As at
	Dec	Dec
	2018	2017
US Dollar million	Unaudited	Unaudited

Borrowings - long-term portion	1,911	2,230
Borrowings - short-term portion	139	38
Total borrowings	2,050	2,268
Corporate office lease	(9)	(15)
Unamortised portion of the convertible and rated bonds	13	18
Cash restricted for use	(66)	(65)
Cash and cash equivalents	(329)	(205)
Net debt	1,659	2,001

Net debt to Adjusted EBITDA	1.12:1	1.35:1

Other information - exchange rates

	Dec	Dec
	2018	2017
	Unaudited	Unaudited

ZAR/USD average for the year to date	13.25	13.30
ZAR/USD average for the quarter	14.29	13.63
ZAR/USD average for the half year to date	14.18	13.39
ZAR/USD closing	14.35	12.36

AUD/USD average for the year to date	1.34	1.30
AUD/USD average for the quarter	1.39	1.30
AUD/USD average for the half year to date	1.38	1.28
AUD/USD closing	1.42	1.28

BRL/USD average for the year to date	3.66	3.19
BRL/USD average for the quarter	3.80	3.25
BRL/USD average for the half year to date	3.88	3.21
BRL/USD closing	3.87	3.31

ARS/USD average for the year to date	28.14	16.57
ARS/USD average for the quarter	37.12	17.55
ARS/USD average for the half year to date	34.63	17.42
ARS/USD closing	37.81	18.65

Preliminary Condensed Financial Information for the year ended 31 December 2018 - www.AngloGoldAshanti.com
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Administration and corporate information

AngloGold Ashanti Limited

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Share codes:
ISIN: ZAE000043485
JSE: ANG
NYSE: AU
ASX: AGG
GhSE: (Shares) AGA
GhSE: (GhDS) AAD

JSE Sponsor:
The Standard Bank of South Africa Limited

Auditors: Ernst & Young Inc.

Offices
Registered and Corporate
76 Rahima Moosa Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 23, AMP Building,
140 St George’s Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 773400
Fax: +233 303 778155

Directors
Executive
KPM Dushnisky§ (Chief Executive Officer)
KC Ramon^ (Chief Financial Officer)

Non-Executive
SM Pityana^ (Chairman)
AM Ferguson*
AH Garner#
R Gasant^
DL Hodgson^
NP January-Bardill^
MJ Kirkwood*
MDC Richter#
RJ Ruston~
JE Tilk§

* British § Canadian #American
~ Australian ^South African

Officers
Executive Vice President – Legal, Commercial and Governance and Company Secretary:
ME Sanz Perez

Investor Relations contacts
Stewart Bailey
Telephone: +27 11 637 6031
Mobile: +27 81 032 2563
E-mail: sbailey@anglogoldashanti.com

Fundisa Mgidi
Telephone: +27 11 637 6763
Mobile: +27 82 821 5322
E-mail: fmgidi@anglogoldashanti.com

Sabrina Brockman
Telephone: +1 646 880 4526
Mobile: +1 646 379 2555
E-mail: sbrockman@anglogoldashantina.com

General e-mail enquiries
Investors@anglogoldashanti.com

AngloGold Ashanti website
www.anglogoldashanti.com

Company secretarial e-mail
Companysecretary@anglogoldashanti.com

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

PUBLISHED BY ANGLOGOLD ASHANTI

Share Registrars

South Africa
Computershare Investor Services (Pty) Limited
Rosebank Towers, 15 Biermann Avenue,
Rosebank, 2196
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
E-mail: queries@computershare.co.za
Website : www.computershare.com

Australia
Computershare Investor Services Pty Limited
Level 11, 172 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (Australia only)
Fax: +61 8 9323 2033

Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975

ADR Depositary
BNY Mellon (BoNY)
BNY Shareowner Services
PO Box 30170
College Station, TX 77842-3170
United States of America
Telephone: +1 866-244-4140 (Toll free in USA) or
   +1 201 680 6825 (outside USA)
E-mail: shrrelations@cpushareownerservices.com
Website: www.mybnymdr.com

Global BuyDIRECTSM
BoNY maintains a direct share purchase and dividend reinvestment plan for ANGLOGOLD ASHANTI.
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Forward-looking statements

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual reports on Form 20-F filed with the United States Securities and Exchange Commission. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Non-GAAP financial measures
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

Preliminary Condensed Financial Information for the year ended 31 December 2018 - www.AngloGoldAshanti.com
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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: February 19, 2019    By: /s/ ME SANZ_
Name: ME Sanz
Title: Executive Vice President – Legal, Commercial and Governance and Company Secretary